

BATES
UNIFORM FOOTWEAR




CATERPILLAR
CAT



HARLEY-DAVIDSON FOOTWEAR


Hush Puppies

we are driving

PRODUCT INNOVATION

GLOBAL EXPANSION

STRATEGIC MARKETING

SERVICE EXCELLENCE

SHAREHOLDER RETURN

WOLVERINE WORLD WIDE, INC.
2004 ANNUAL REPORT


MERRELL


SEBAGO


STANLEY FOOTGEAR


WOLVERINE
AND SHOES

FINANCIAL HIGHLIGHTS

	2004	2003	2002
OPERATING HIGHLIGHTS (in millions)			
Revenue	**$ 991.9**	$ 888.9	$ 827.1
Earnings before income taxes and minority interest	**97.1**	75.1	71.7
Income taxes	**30.9**	23.3	23.6
Net earnings	**65.9**	51.7	47.9
Working capital	**320.6**	300.9	284.5
Cash provided by operating activities	**106.4**	102.2	88.3
Capital expenditures	**18.1**	16.0	13.9
KEY RATIOS			
Gross margin percentage	**37.7%**	36.7%	35.6%
Selling and administrative expenses as a percentage of revenue	**27.6%**	27.7%	26.3%
Effective income tax rate	**31.8%**	31.0%	32.9%
Net earnings as a percentage of revenue	**6.6%**	5.8%	5.8%
Total debt to total capitalization	**8.7%**	12.2%	16.5%
Return on average equity	**15.1%**	13.4%	12.6%
Return on average assets	**10.8%**	9.3%	8.6%
Revenue per employee (in thousands)(1)	**$ 193.2**	$ 185.8	$ 186.9
PER SHARE OF COMMON STOCK(2)			
Diluted net earnings	**$ 1.09**	$ 0.85	$ 0.77
Cash dividends declared	**0.19**	0.15	0.12
CORPORATE STATISTICS			
Shares used for computing diluted earnings per share (in thousands)(2)	**60,474**	61,081	62,334
Number of shareholders of record(3)	**1,518**	1,590	1,721
Number of employees at year-end	**5,134**	4,784	4,426

(1) Based on the number of employees at year-end.
(2) All amounts are adjusted for the Company's three-for-two stock split distributed on February 1, 2005.
(3) As of the applicable record date.

MARKET INFORMATION

Wolverine World Wide, Inc. common stock is traded on the New York Stock Exchange and Pacific Exchange under the symbol "WWW." The following table shows the high and low stock prices on the New York Stock Exchange and dividends declared by calendar quarter for 2004 and 2003. The number of shareholders of record on March 1, 2005 was 1,518.

	2004		2003	
Stock Price	High	Low	High	Low
First quarter	**$16.10**	**$13.40**	$11.72	$ 9.53
Second quarter	**18.81**	**15.38**	12.87	10.70
Third quarter	**17.92**	**14.27**	14.00	12.35
Fourth quarter	**21.66**	**16.18**	14.39	13.00

Cash Dividends Declared Per Share	**2004**	2003
First quarter	**$.043**	$.037
Second quarter	**.043**	.037
Third quarter	**.043**	.037
Fourth quarter	**.065**	.037

A quarterly dividend of $.065 per share was declared during the first quarter of fiscal 2005.
All prices and dividends are adjusted for the Company's three-for-two stock split distributed on February 1, 2005.



The Company

Wolverine World Wide, Inc. (NYSE: WWW) is a leading global marketer of footwear. The Company's powerful portfolio of owned and licensed brands includes Bates® Uniform Footwear, CAT® Footwear, Harley-Davidson® Footwear, Hush Puppies®, HyTest®, Merrell®, Sebago®, Stanley® Footgear and Wolverine® Boots and Shoes. In 2004, over 42.7 million pairs of footwear bearing the Company's brands were sold to customers in over 140 countries.

We are pursuing a vision to become the world's premier non-athletic footwear company. We are driving initiatives focused on product innovation, global expansion, strategic marketing, service excellence and shareholder return with the goal of being considered premier by our consumers, retail customers and shareholders. This annual report highlights how each of these initiatives is contributing to our progress as we drive toward the realization of our vision.


THREE-YEAR RESULTS
$827.1
$888.9
$991.9
2002
2003
2004
Revenue
(in millions)
$0.77
$0.85
$1.09
2002
2003
2004
Diluted EPS
$88.3
$102.2
$106.4
2002
2003
2004
Cash Provided by Operating Activities
(in millions)

TABLE OF CONTENTS

PRODUCT INNOVATION

We are committed to delivering a steady stream of fresh and innovative branded footwear products to meet the unique and demanding needs of our target consumers.

GLOBAL EXPANSION

We operate through a global infrastructure of owned wholesale operations and independent distributors and licensees that provides our brands access to consumers and growth opportunities throughout the world.

STRATEGIC MARKETING

We are forging strong connections with our target consumers worldwide through impactful and effective marketing programs.

SERVICE EXCELLENCE

We are supported by state-of-the-art business systems and a team committed to delivering superior customer service.

SHAREHOLDER RETURN

We are focused on the execution of growth initiatives that result in increased returns to our shareholders.

TO OUR SHAREHOLDERS

STRATEGIC DIRECTION

Several years ago we charted a course to establish Wolverine as the world's premier non-athletic footwear company. To reach this vision, we developed a plan based on the tenets of product innovation, global expansion, brand development, service excellence and community service – with the end goal of delivering superior shareholder returns. We are pleased to report that our record 2004 performance is a direct result of the execution of that plan.

2004 OVERVIEW

Fiscal 2004 was a year of record achievement for the Company and growing returns for our shareholders. Revenue increased 11.6 percent to $991.9 million while earnings per share grew 28.2 percent to $1.09 per share. Our earnings grew nearly 2.5 times the rate of revenue, resulting from a combination of gross margin expansion and improved expense leverage, which in turn drove a 110 basis point increase in operating margin. These record results marked our fifth consecutive annual revenue increase and fourth consecutive year of earnings growth.



Timothy J. O'Donovan
CEO and President



Geoffrey B. Bloom
Chairman

We also accelerated working capital turnover which, when combined with our strong earnings growth, yielded a record $106.4 million in cash from operating activities, our sixth consecutive year of positive cash generation. Since 1999, we have generated $469 million in cash from operating activities which has been used to strengthen our brand portfolio and balance sheet and execute expansion programs to increase shareholder returns.

From a valuation standpoint, the Company's stock appreciated over 50 percent during the year as the investment community recognized our strong results, consistent performance and solid prospects for future growth. Our increase in market value outpaced the S&P 500 and the Dow Jones Industrial indices, which grew approximately 3.2 percent and 9.0 percent, respectively.

As shareholders, you benefited from a 31 percent increase in dividends declared in 2004. For fiscal 2005, dividend payouts are expected to improve further as we have declared a 50 percent increase in our quarterly dividend rate, extending our dividend growth trend to a twelfth consecutive year. We also executed a three-for-two stock split, distributed on February 1, 2005, to broaden our investor base while providing increased trading liquidity for our stock.

The following is a brief overview of our progress toward several of the core strategic initiatives we are pursuing as we strive to reach premier status in our industry:

Pursuing and delivering product excellence

A hallmark of the Company is our commitment to the continuous refinement of our product development process to ensure we are delivering the highest quality, market-right products with value for retailers and consumers. This philosophy led the Merrell® team to adopt a totally new and highly innovative approach to the design, development and marketing of performance footwear – Merrell® Continuum™. This approach, which creates footwear families with common design and functional themes, has been applied to the Merrell® brand's Hiking, Multi-Sport, Active Speed and Aqua-Sport categories. Given the strong positive response this concept received from the market, we believe that Merrell® Continuum™ will give the brand a competitive advantage for years to come.

The Wolverine® Boots and Shoes team raised the design and comfort technology bar once again through the launch of Wolverine® MultiShox™, an innovative lightweight/durable construction that has made the "World's Most Comfortable Boot™" even better. Wolverine® MultiShox™ was the strongest new product introduction in the brand's 120 year history.

CAT® Footwear developed and launched its innovative iTechnology™ comfort system in 2004. This patent-pending concept, which marries athletic footwear comfort with the durability of a welted work boot, is now featured in a wide range of the brand's industrial and global lifestyle products.

Hush Puppies® enhanced its product offerings in 2004 which led to expanded distribution in better-grade channels in the U.S. market and continued growth in the Hush Puppies® brand's owned-wholesale operations and global licensing businesses.

The footwear retail industry recognized our commitment to product excellence once again as retailers polled by *Footwear Plus* magazine voted two of our brands top honors in design excellence for 2004. Merrell® was named "Outdoor Brand of the Year" for a fourth consecutive time, while Wolverine® Boots and Shoes received its sixth consecutive "Design Excellence" award in the work boot category. This level of achievement reflects our dedication to delivering product excellence.

Our improved product development activities also yielded more tightly-focused product collections. As a result, we are now operating with fewer style and size requirements – an improvement which has led to increased inventory turns. While we are pleased with our success to date, we believe there is room for additional improvement in this area in 2005 and beyond.

Forging a seamless connection with the consumer

The strong growth we are achieving confirms that our marketing activities are helping to forge a strong connection with each brand's core consumer. This connection is being created through the deployment of a number of strategies.

The Merrell® team continues to implement a combination of controlled distribution and grass roots marketing activities to reach its consumers. In the U.S., 134 Merrell® shop-in-shops are now open and several have been established with key European retailers. In addition, a number of stand-alone Merrell® concept stores were opened in Asia and South America. These dedicated locations provide the consumer with both a broad assortment of Merrell® products as well as increased exposure to the brand's story – Merrell® – "Let's Get Outside™."

The Merrell® story is further reinforced through sponsorship and participation in high-profile outdoor events such as the nationally televised Subaru® Primal Quest®. The Merrell®-

sponsored team, which participated in this 400 mile adventure race, placed fifth in a field of 56 teams.

Wolverine® Boots and Shoes continues to rank among the top in share of voice in its segment by reaching out to its core consumer through highly-focused print and TV advertising, with the capstone being its annual full page ad in *Sports Illustrated* magazine's swimsuit edition. Wolverine® brand's 2004 placement ranked among the most popular advertisements in this widely-read publication while generating significant industry attention. During 2004, the Wolverine® marketing, advertising and public relations programs blanketed the brand's target audience with over 250 million consumer impressions.

Hush Puppies® is driving toward consistent global positioning by focusing on the brand's visual elements from advertising and packaging to point-of-sale. The Hush Puppies® brand's new look has been well received in the U.S. and in the nearly 700 dedicated shop-in-shops and concept stores operated by the brand's international licensees. We are strengthening the brand equity of one of the world's top brands.

Expanding our global reach Our global brand expansion continues to pay off as consumers in more than 140 countries purchased over 42.7 million pairs of footwear bearing our owned and licensed brand names during 2004. Of significant note was the strong performance of our European CAT®, Hush Puppies® and Merrell® wholesale operations, where year-over-year revenue growth exceeded 20 percent. Our strategy to build a major business in Europe is yielding results.

Our Canadian Harley-Davidson® Footwear, Hush Puppies® and Merrell® wholesale businesses combined to produce a 9 percent revenue increase. In addition, international regions serviced by independent licensees and distributors contributed to our growth in 2004 by generating a 69 percent revenue increase.

In the U.S., our branded footwear operations produced combined revenue growth at a rate which was more than twice that of the total footwear market as measured by NPD Fashionworld®.

All of these factors are contributing to a more balanced geographic business mix, as nearly 28 percent of our global revenue is now generated outside the U.S. market compared to approximately 15 percent in 2000. We are expanding our global playing field.

Strengthening our brand/business portfolio The Sebago® brand, which we acquired in late 2003, was integrated successfully into our business portfolio. First-year financial results for this premier nautical footwear brand were in line with expectations and we made significant progress to improve the design, quality and features of the product line. The brand's imagery was also updated to reflect the Sebago® brand's premium market positioning. Sebago® is becoming a real growth opportunity.

We also laid the groundwork to facilitate the acquisition and integration of several businesses previously operated by independent distributors. The CAT® and Wolverine® businesses in Canada, the Merrell® operations in Sweden and Finland, and the Sebago® distribution in the U.K. and Germany were all transitioned to owned-wholesale businesses in early 2005. We are continuing to develop future growth opportunities.

Achieving service excellence Our goal is to be the best footwear company with which to do business. To that end, we added several enhancements to our already strong suite of business systems. Our SAP® global operating system was upgraded to include the launch of the business warehouse and strategic enterprise management modules, which allow the Company to more effectively serve our customers and meet today's rigorous financial reporting requirements. To stay ahead of our customers' ever-changing information requirements, we migrated all of our Michigan-based distribution operations to PkMS®, a state-of-the-art distribution management system.

The Company's Online Account Services capabilities were launched in Canada and Europe during 2004. As a result, customers in those markets now have the same 24/7 access to online ordering and account review capabilities that U.S. retailers have enjoyed the past several years. This system has been effective in the U.S. market, where nearly 75 percent of all orders are now placed electronically. We are delivering service excellence.

Building the team for the future The Company's success comes from the dedication and skills of the more than 5,100 associates who make up our global workforce. Our team spans all areas of the globe, from our base in the U.S. to our owned sales and marketing operations in Canada and Europe, to manufacturing and sourcing operations located in the U.S., Asia and the Americas.

We are very pleased that we have been able to attract and retain an excellent leadership team throughout the business. We continue to invest in our organization's development through internal and external training programs and have recently strengthened our organizational development efforts. Our incentive programs are tailored by our Board's Compensation Committee to motivate our team to achieve superior performance. We are developing and recruiting skilled managers to ensure our team is ready to face the challenges that lie ahead while pursuing continued profitable growth.

Providing community service Company representatives rose to the occasion during 2004, volunteering many thousands of hours and donating generously to the charities servicing the communities where we operate.

Our team supported many causes and participated in programs ranging from molding the minds of future generations by mentoring local public school students, raising record funds to support the United Way and the Juvenile Diabetes Research Foundation's "Walk for the Cure," while also becoming the strongest supporter of the footwear industry's Two/Ten Foundation. Through the Wolverine World Wide Foundation, the Company took a community leadership role by making a significant donation to build a new YMCA to serve the local area. The Wolverine World Wide Foundation donated to non-profit organizations at the highest level in the Company's history. We are committed to community service.

SUMMARY AND BUSINESS OUTLOOK

Footwear retailers in the U.S. named Wolverine World Wide, Inc. footwear "Company of the Year" for 2004. We were chosen from a list of other very fine companies. This is a great honor and reflects the confidence our customers have in our people, our brands, our products and our commitment to service.

While we are extremely proud of what our team has accomplished, we are even more excited about the opportunities that lie ahead. During 2005, we expect the Company to reach a significant milestone – crossing the $1.0 billion revenue mark. This achievement will place Wolverine World Wide among the elite in our industry and will be a testament to the global strength of our brands and our team's dedication to business excellence. Innovation – along with relentless execution of our business plan – will ensure a bright and prosperous future for your Company.



Timothy J. O'Donovan
CEO and President



Geoffrey B. Bloom
Chairman

we are driving





PRODUCT INNOVATION

We are committed to delivering a steady stream of fresh and innovative branded footwear products to meet the unique and demanding needs of our target consumers.

CAT® Footwear iTechnology™ This innovative approach to footwear design combines the durability and structural integrity of a traditional work boot with the flexibility and comfort characteristics of an athletic shoe. CAT® Footwear iTechnology™ – Defining work and lifestyle footwear for the next generation.

Merrell® Continuum™ Utilizing a unique product development philosophy, Merrell® Continuum™ takes innovation to the next level. No matter the activity or level of intensity, Merrell® Continuum™ offers the outdoor enthusiast graduated performance solutions to provide the right footwear to meet the demands of the outdoor experience. Merrell® Continuum™ – The Right Shoe. The Right Place. The Right Time™.

Wolverine® MultiShox™ The leader in work boot comfort technology has raised the performance bar once again through the introduction of Wolverine® MultiShox™. Featuring a proprietary lightweight construction and a system of strategically placed compression zones that absorb shock and provide all day comfort – "The World's Most Comfortable Boot™ – Guaranteed" just got more comfortable.

HIGHLIGHTS



Bates® solidified its position as a leading global supplier of civilian and military uniform footwear. Bates® is partnering with the U.S. Special Forces to develop the next generation of combat footwear, and its new M9 Series™ has become the "standard of excellence" in civilian tactical footwear.

Harley-Davidson® Footwear continues to push the boundaries of what a "motorcycle brand" means by developing contemporary fashion footwear that emphasizes the positive and unique core values of the Harley-Davidson® brand.



Hush Puppies® new product offerings are increasing the brand's distribution in better-grade retailers. Global product concepts are fueling growth while adding consistency to the brand's positioning worldwide.

Based on a national poll administered by *Footwear Plus* magazine the retail community named **Merrell®** "Outdoor Brand of the Year" for the fourth consecutive time, while **Wolverine® Boots and Shoes** took home its sixth consecutive first place design excellence award in the work boot category.


PLUS

Hush Puppies

we are driving


Hush Puppies


Hush Puppies
Puppies

Hush Puppies® Concept Store – Philippines


Hush Puppies
nova colecção
Hush Puppies
Hush Puppies

Hush Puppies® Point-of-Purchase – Portugal

GLOBAL EXPANSION

We operate through a global infrastructure of owned wholesale operations and independent distributors and licensees which provides our brands access to consumers and growth opportunities throughout the world.



International expansion is part of our heritage
Hush Puppies® was one of the first footwear brands to transcend geographical boundaries. From the establishment of the Company's first international Hush Puppies® license in 1959, we have grown into a highly successful multi-branded enterprise which markets over 42.7 million pairs of footwear to consumers in more than 140 countries.

Europe is a major growth initiative We are making significant progress in building a strong and profitable business in Europe, the world's largest market for better-grade footwear. Our European wholesale businesses grew over 20 percent in 2004, and now account for over 17 percent of the Company's total revenue. Profits from our European operations also grew stronger, increasing over 100 percent from 2003 levels.

Canada is one of our strongest markets Our Harley-Davidson® Footwear, Hush Puppies® and Merrell® brands have operated strong wholesale businesses in Canada for many years. We enhanced our position in this market in early 2005 by bringing the CAT® Footwear and Wolverine® businesses under our direct ownership as wholesale operations.

HIGHLIGHTS

The execution of our global growth initiatives


REVENUE DISTRIBUTION
15%
85%
28%
72%
2000
2004
U.S.
REST OF THE WORLD

In January of 2005

Our newest brand, Sebago®



Our network of independently-owned licensees and distributors



we are driving




SUGAR, SPICE
NICE


HARLEY-DAVIDSON
FOOTWEAR
Step Into A Legend

STRATEGIC MARKETING

We are forging strong connections with our target consumers worldwide through impactful and effective marketing programs.

CAT® Footwear fueled the successful launch of its patent-pending iTechnology™ product concept with a comprehensive advertising and sales support program. This program is supporting the brand's resurgence in the U.S. work boot market as well as the global launch of the iTechnology™ concept.

Hush Puppies® is accelerating its growth among better-grade retailers globally with strong visual images that clearly reflect the brand's positioning as a contemporary, casual lifestyle brand. This imagery is also a prime feature in the nearly 700 dedicated concept stores and shop-in-shops operated by the brand's international licensees.

Merrell® expanded its very successful shop-in-shop program to 134 high-profile locations in the U.S. and several international markets. Stand-alone Merrell® concept stores were opened in Asia and South America. These locations are contributing to revenue growth while providing the consumer access to the full breadth of this outdoor performance brand.

Wolverine® Boots and Shoes' 2004 advertising, public relations and marketing programs generated over 250 million consumer impressions, ranking the brand among the strongest in share of voice in its market segment. The brand also sponsored many grass roots events to forge a stronger relationship with key accounts and its target consumer.



HIGHLIGHTS

The Sebago® brand benefited from a complete facelift, from its tradeshow booth to its packaging and point-of-purchase displays. New brand imagery was created to reflect the brand's premium positioning as performance nautical footwear.



Harley-Davidson® Footwear continues to update its advertising programs to introduce new design concepts while showcasing the brand's fashion appeal.

Track'n Trail® opened its 11th store and continued to strengthen our controlled distribution during 2004. Consumer response to Track'n Trail® continues to be strong, resulting in annual sales increases of over 20 percent at stores open more than one year. Our consumer-direct and Company-owned retail business generated an upper-single-digit increase in 2004.

Public relations programs are creating buzz for our brands. CAT® Footwear and Hush Puppies® programs have led to strong editorial coverage in targeted publications. Hush Puppies® participation at events such as the Sundance Film Festival and MTV® Music Video Awards resulted in strong response to the Hush Puppies® brand's new product offerings among the celebrities who attended those events.

Licensing programs are successfully extending our Hush Puppies® and Wolverine® brands in categories beyond footwear. Of particular note is the Wolverine® brand's strong apparel and accessories program, which produced an 18 percent increase in revenue in 2004. This marks the beginning of Wolverine® brand's transformation into a head-to-toe lifestyle brand for consumers who demand products that work.

we are driving

CAT®



TRACK 'N TRAIL
SEBAGO

SERVICE EXCELLENCE

We are supported by state-of-the-art business systems and a team committed to delivering superior customer service.

Our central services operating model yields several advantages By combining a wide array of support functions ranging from accounting to order fulfillment into a shared resource, our North American and European-based branded operations gain a cost advantage while allowing each to focus solely on brand building activities. This operating model also allows the Company to add new businesses by leveraging this infrastructure.

We are dedicated to providing an expanding array of value-added services to our customers From our SAP® global operating system to our enhanced order fulfillment and distribution systems, we have the tools to win in a world where information requirements vary greatly from customer to customer. Wholesale customers in North America and Europe can place orders and review account information 24/7 through our Online Account System.

We are leveraging the internet to connect directly to our consumer Through our various Company-owned websites, including **trackntrail.com**, our consumer-direct business has become an effective way to communicate with consumers as well as a valuable tool to gather consumer and style trend information for our retail, marketing and product design teams.

We are building the team for the future Built on the tenets of open communications, team building and innovation, our culture has allowed us to attract and retain the best players in the industry. This global team continues to strengthen through the execution of Company-sponsored training and career development programs and the infusion of select management talent from external sources.

HIGHLIGHTS

Our European Central Services team produced a [illegible]

Our customer advocacy group [illegible]

Nearly 75 percent [illegible]

Revenue from our consumer-direct [illegible]

PkMS® distribution software [illegible]

A SPECIAL OFFER FOR OUR SHAREHOLDERS

[illegible]

we are driving



SHAREHOLDER RETURN

We are focused on the execution of growth initiatives that result in increased returns to our shareholders.

Our strategic growth goals:

- Annual average revenue growth in the mid- to upper-single-digit range
- EPS increases at 1.5 times the rate of our revenue growth
- Accelerated working capital turnover – faster inventory turns and continued low days sales outstanding
- Strong cash generation

Strategic growth plan strategies:

- **Strengthening and producing the maximum value from our business portfolio** — Assembling and growing the strongest portfolio of global footwear brands in the industry.

- **Delivering product and marketing excellence** — Achieving excellence from design concept through customer communications by employing a market-driven and consumer-focused operating philosophy.

- **Improving organizational effectiveness** — Creating a business environment that fosters creativity and an entrepreneurial spirit that enables the Company to attract and retain the best players in the industry.

- **Leveraging customer service into a competitive advantage** — Employing our systems and management expertise to forge strong relationships with our customers worldwide.

2004 OPERATING HIGHLIGHTS

Results exceeded our targets:

- Achieved revenue growth of 11.6 percent.
- Delivered EPS growth at a rate nearly 2.5 times greater than revenue growth.
- Accelerated inventory turns by 9.7 percent.
- Reduced accounts receivable days sales outstanding by 10.2 percent.
- Generated $106.4 million in cash from operating activities.



Our shareholders were rewarded in 2004:

- The market value of the Company increased 54 percent.
- We declared our 12th consecutive annual dividend increase.
- We returned $66.5 million to our shareholders through Board-approved stock repurchase programs and dividend payments.


STOCK APPRECIATION
140.0%
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
-20.0%
DEC 2002
MAR 2003
JUN 2003
SEP 2003
DEC 2003
MAR 2004
JUN 2004
SEP 2004
DEC 2004
WOLVERINE WORLD WIDE, INC.
S&P 500
DOW

Bates® Uniform Footwear

Building the finest combat and tactical footwear has been the Bates® mission for decades and is the brand's top priority today. This relentless dedication to technical innovation, quality and performance has made Bates® the gold standard for men and women in uniform around the world. When failure is not an option – Don't Compromise, Ask for Bates®.


BATES
UNIFORM FOOTWEAR

CAT® Footwear

As strong and powerful as its heavy equipment heritage, CAT® Footwear helps you tackle life head on – whether on the jobsite or in the urban landscape. Tough, innovative and uncompromising, CAT® Footwear defines rugged durability. CAT® Footwear – Our Heritage Makes the Difference.


CAT





Merrell®

Merrell® is dedicated to continuously expanding the outdoor journey of discovery and freedom. The outdoors brings us new adventure and exhilaration, as well as self-knowledge and fulfillment. It blurs the boundaries between people and cultures, uniting those who enjoy exploring and encountering new experiences. Whether encompassing the wonder of the natural world or the heart of a city, it's the journey itself that spurs us on – serving as the inspiration behind everything we do. Merrell® – Let's Get Outside™.


MERRELL

SEBAGO®

Sebago®

Salt water, sea air and rugged adventure – simple elements that inspire the Sebago® brand's authentic nautical style. Sebago® provides casual and performance footwear for those who love being on, near or in the water. Introducing new materials, intelligent color and proprietary comfort technologies, the next chapter of the Sebago® story is just beginning to unfold. Sebago® – Navigating the future through progressive design and performance innovations.





Harley-Davidson® Footwear

While some reminisce of their first ride, others yearn for the road trip of a lifetime – Harley-Davidson® has a heritage of turning these dreams into a reality. Operating at full throttle, Harley-Davidson® Footwear enhances these dreams by challenging design convention as it takes styling and performance down roads that few brands dare to go. Harley-Davidson® Footwear – Step Into a Legend®.


HARLEY-DAVIDSON.



Hush Puppies®

Hush Puppies® provides a respite in an increasingly hectic world. Featuring fresh, modern style, Hush Puppies® is the brand for men and women around the world who embrace a relaxed lifestyle. Contemporary styling is complemented by a variety of features and proprietary technologies that have earned the brand its reputation for genuine comfort. Hush Puppies® – One more reason to relax™.

Hush Puppies®





Stanley® Footgear

Having the right tool for the job makes all the difference, and Stanley has been making a difference for more than 160 years. Stanley® Footgear is crafted with the same dedication to performance, reliability and quality as the tools bearing the Stanley® name. Stanley® – make something great™.



STANLEY

WOLVERINE
BOOTS AND SHOES

Wolverine® Boots and Shoes

The Wolverine® brand embraces the can-do spirit which built America. The Wolverine® spirit welcomes challenge, embraces innovation and gets the job done. Its heroes are everyday people. Whether tilling in the fields, toiling atop an oil derrick or erecting a building, Wolverine® products meet the challenge. Wolverine® Boots and Shoes – They Don't Quit™.

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

Overview

During 2004, Wolverine World Wide, Inc. (the "Company") achieved record revenue and earnings. Revenue increased 11.6% to $991.9 million, marking a fifth consecutive annual revenue increase. Earnings per share growth extended for a fourth consecutive year, improving 28.2% to $1.09 per share. The Company ended 2004 with $72.2 million in cash on hand and a debt balance at an eight-year low. For the sixth year in a row, the Company recorded positive cash generation from operating activities with 2004 cash generation reaching a record $106.4 million. Continued focus on asset management programs contributed to significant reductions in accounts receivable days sales outstanding as well as improved inventory turnover ratios.

The Company's 2004 performance is a direct result of the execution of the Company's strategic growth plan unveiled several years ago. The key growth strategies of this plan include:

■ **Expanding our global reach** Consumers in more than 140 countries purchased over 42.7 million pairs of footwear bearing our brand names during 2004. The Company's European-based wholesale operations represented over 17% of the Company's 2004 revenue and achieved year-over-year revenue growth exceeding 20%.

■ **Pursuing and delivering product excellence** Our product development process continues to strengthen as the Company strives to deliver innovative, high quality, market-right products. This strategy has resulted in an increased global market share. A benefit of the evolving product development process is the creation of tightly-focused product collections and improved inventory turns for the Company.

■ **Strengthening our brand/business portfolio** The Company successfully integrated the Sebago® brand, acquired in November 2003, into its business portfolio. The first full year's revenue was on plan while earnings exceeded expectations. The Company continued to reach consumers directly through global concept stores and shop-in-shops for the Merrell® and Hush Puppies® brands and expanded its Track'n Trail® retail concept stores.

■ **Providing service excellence to our customers** In an effort to better serve its customers, and to deliver product to market faster, the Company added several enhancements to its strong suite of business systems. SAP® upgrades included the launch of the business warehouse and strategic enterprise management modules to more effectively meet today's rigorous financial reporting requirements. The Company's Online Account Services capabilities were made available in Canada and Europe. Customers in those markets now have the same 24/7 access to online ordering and account review capabilities that have proven beneficial to U.S. retailers.

■ **Building a strong team and Company culture** The Company continues to attract and retain excellent leadership throughout the business. We continue to improve our management strength through training and career development, and our success is a result of the dedication, skills and experience of our global team.

During 2005, the Company expects to achieve a significant milestone – crossing the $1.0 billion revenue mark. Our strategic plan is focused on creating shareholder value through the delivery of consistent revenue and earnings growth, improved operating leverage, effective asset utilization and strong cash generation. The three-year growth goals include:

■ **Producing annual revenue growth averaging mid- to upper-single digits** The Company expects this growth to be generated through global expansion and market share gains from its operations.

■ **Generating earnings growth at approximately 1.5 times the rate of revenue growth** The Company expects its operating model to generate earnings at a rate significantly greater than revenue growth.

■ **Driving the global growth of the Company's brands through investments in marketing and product development** The Company plans to increase its investment in marketing and product development at rates faster than revenue growth by reinvesting a portion of expected margin gains into brand building activities.

The following is a discussion of the Company's results of operations and liquidity and capital resources. This section should be read in conjunction with the consolidated financial statements and notes. All share and per share amounts in management's discussion and analysis of financial condition and results of operations have been adjusted for all periods to reflect the three-for-two stock split distributed on February 1, 2005.

RESULTS OF OPERATIONS — FISCAL 2004 COMPARED TO FISCAL 2003

Financial Summary — 2004 versus 2003

	2004		2003		Change	
	$	**%**	$	%	$	%
(Millions of Dollars, Except Per Share Data)						
Revenue						
Branded footwear and licensing	**$903.6**	**91.1%**	$812.6	91.4%	$ 91.0	11.2%
Other business units	**88.3**	**8.9%**	76.3	8.6%	12.0	15.7%
Total revenue	**$991.9**	**100.0%**	$888.9	100.0%	$103.0	11.6%
Gross margin						
Branded footwear and licensing	**$343.1**	**38.0%**	$300.1	36.9%	$ 43.0	14.3%
Other business units	**31.0**	**35.1%**	26.5	34.7%	4.5	17.0%
Total gross margin	**$374.1**	**37.7%**	$326.6	36.7%	$ 47.5	14.5%
Selling and administrative expenses	**$274.1**	**27.6%**	$246.7	27.7%	$ 27.4	11.1%
Interest expense – net	**3.2**	**0.3%**	5.5	0.6%	(2.3)	(41.8%)
Other income – net	**(0.3)**	**0.0%**	(0.7)	(0.1%)	(0.4)	(57.1%)
Earnings before income taxes and minority interest	**97.1**	**9.8%**	75.1	8.5%	22.0	29.3%
Net earnings	**65.9**	**6.6%**	51.7	5.8%	14.2	27.5%
Diluted earnings per share	**$ 1.09**	**—**	$ 0.85	—	$ 0.24	28.2%

The Company has one reportable segment that is engaged in manufacturing, sourcing, marketing and distributing branded footwear, licensed apparel and accessories. Within the Branded Footwear and Licensing segment, the Company has identified five operating units, consisting of the Wolverine Footwear Group (comprised of the Bates®, HyTest®, Stanley® and Wolverine® brands), the Outdoor Group (comprised of the Merrell® and Sebago® brands), the Heritage Group (comprised of Harley-Davidson® Footwear and CAT® Footwear), The Hush Puppies Company, and Other Branded Footwear. The Company's other business units consist of Hush Puppies® Retail and Wolverine® Leathers (comprised of the Tannery and Procurement operations). The following is supplemental information on total revenue:

Total Revenue

	2004		2003		Change	
	$	**%**	$	%	$	%
(Millions of Dollars)						
Wolverine Footwear Group	**$269.3**	**27.1%**	$255.4	28.7%	$ 13.9	5.4%
Outdoor Group	**286.6**	**28.9%**	223.2	25.1%	63.4	28.4%
Heritage Group	**159.4**	**16.1%**	152.2	17.1%	7.2	4.7%
The Hush Puppies Company	**157.8**	**15.9%**	151.1	17.0%	6.7	4.4%
Other Branded Footwear	**30.5**	**3.1%**	30.7	3.5%	(0.2)	(0.7%)
Total branded footwear and licensing revenue	**$903.6**	**91.1%**	$812.6	91.4%	$ 91.0	11.2%
Other business units	**88.3**	**8.9%**	76.3	8.6%	12.0	15.7%
Total revenue	**$991.9**	**100.0%**	$888.9	100.0%	$103.0	11.6%

REVENUE

Revenue for 2004 increased $103.0 million over 2003. A full year of revenue from Sebago® represented $26.3 million of the increase. Increases in unit volume, changes in product mix and changes in selling price for the Branded Footwear and Licensing segment operations, as discussed below, contributed $58.5 million of the revenue increase. The impact of translating foreign denominated revenue to U.S. dollars improved revenue by $18.2 million. Both domestic and international revenue increased with international revenue accounting for 27.6% of total revenue in 2004 compared to 24.5% in 2003.

The Wolverine Footwear Group's revenue increase was due to the success of the Bates® division. The Bates® brand improvements were driven by increased shipments of technical boot products to the U.S. military and the civilian uniform markets. A significant portion of the sales gain resulted from accelerated demand under a combat boot contract for the Department of Defense. Wolverine® Boots and Shoes recorded a decline in revenue principally as a result of lower average selling prices as the business responded to consumer demand for more boot product in the $80 – $120 retail price point category.

The Outdoor Group reported its seventh year of double-digit revenue growth. The Merrell® business accounted for over half of the increase. Merrell® experienced double-digit growth in the four wholesale markets that it services – U.S., Canada, U.K. and Europe. The Merrell® brand's presence continues to grow with 134 U.S. shop-in-shops in operation at year end. The Sebago® brand, in its first full year of operations, met its planned revenue goal. Approximately 60% of the Sebago® revenue was generated outside of the United States.

The Heritage Group recorded a mid-single-digit revenue increase for 2004. The Harley-Davidson® Footwear business recorded a slight increase for the year, with growth coming from new distribution channels. The CAT® Footwear business recorded revenue growth in the U.S., U.K. and Europe and with the brand's international distributors. New product technologies introduced during the year as well as the impact of translating foreign denominated revenue to U.S. dollars contributed to the increase.

The Hush Puppies Company's revenue increase was generated from the U.K., Canada and the international licensing businesses. Within The Hush Puppies Company's foreign wholesale operations, Hush Puppies® U.K. reported a strong increase as a result of expanded distribution with fashion accounts. The Hush Puppies® Canada business recorded an increase in a challenging retail environment. Hush Puppies® U.S. experienced a revenue decrease as the business continued its transition plan from mature, lower-priced product to a younger, more contemporary-styled footwear assortment.

Revenue for Other Branded Footwear decreased as the Company executed a strategy to revamp its private label footwear offerings.

Within the Company's other business units, Hush Puppies® Retail reported a mid-single-digit same-store sales increase. Wolverine® Leathers recorded a revenue increase driven primarily by market demand for sueded leather footwear.

The Company ended 2004 with an order backlog approximately 13% above 2003 year-end levels. This backlog principally reflects demand for the first half of 2005.

GROSS MARGIN

The total gross margin level for 2004 of 37.7% was a 100 basis point improvement over the prior year. Benefits from favorable exchange rates comprise 60 basis points of the improvement. Inventory management programs as well as a higher margin product mix also contributed to the improvement.

SELLING AND ADMINISTRATIVE EXPENSES

The increase in selling and administrative expenses includes an additional $7.0 million investment in product development and marketing for the Company's branded products. The Company also recognized increases in profit sharing expense of $6.0 million. The impact of translating foreign denominated operating expense to U.S. dollars increased total expense by $4.9 million in 2004. The Company recorded a $1.2 million decrease in pension expense. The remaining increase relates primarily to selling costs that are directly variable to the increase in revenue.

INTEREST, OTHER & TAXES

The net decrease in interest expense reflects lower average outstanding amounts on senior notes and lower working capital borrowings during the year as well as interest income from invested cash.

The change in other income primarily relates to the change in realized gains or losses on foreign currency transactions.

The Company's 2004 effective income tax rate was 31.8% compared to 31.0% for 2003 and was in line with the Company's estimated annualized rate. The 2003 income tax rate included the cumulative impact of research and development tax credits, while 2004 reflected only one year of credit taken. The estimated annualized effective tax rate for fiscal 2005 is 32.0%.

NET EARNINGS

As a result of the revenue, gross margin and expense changes discussed above, the Company achieved 2004 net earnings of $65.9 million, an increase of $14.2 million over 2003.

RESULTS OF OPERATIONS — FISCAL 2003 COMPARED TO FISCAL 2002

Financial Summary — 2003 versus 2002

	2003		2002		Change	
	$	%	$	%	$	%
(Millions of Dollars, Except Per Share Data)						
Revenue						
Branded footwear and licensing	$812.6	91.4%	$748.8	90.5%	$63.8	8.5%
Other business units	76.3	8.6%	78.3	9.5%	(2.0)	(2.6%)
Total revenue	$888.9	100.0%	$827.1	100.0%	$61.8	7.5%
Gross margin						
Branded footwear and licensing	$300.1	36.9%	$265.1	35.2%	$35.0	13.2%
Other business units	26.5	34.7%	29.1	39.2%	(2.6)	(8.9%)
Total gross margin	$326.6	36.7%	$294.2	35.6%	$32.4	11.0%
Selling and administrative expenses	$246.7	27.7%	$217.2	26.3%	$29.5	13.6%
Interest expense	5.5	0.6%	6.5	0.8%	(1.0)	(15.3%)
Other income – net	(0.7)	0.1%	(1.0)	0.1%	0.3	(34.4%)
Earnings before income taxes and minority interest	75.1	8.5%	71.7	8.7%	3.4	4.9%
Net earnings	51.7	5.8%	47.9	5.8%	3.8	7.9%
Diluted earnings per share	$ 0.85	—	$ 0.77	—	$0.08	10.4%

The following is supplemental information on total revenue:

Total Revenue

	2003		2002		Change	
	$	%	$	%	$	%
(Millions of Dollars)						
Wolverine Footwear Group	$255.4	28.7%	$243.9	29.6%	$11.5	4.7%
Outdoor Group	223.2	25.1%	180.0	21.7%	43.2	24.0%
Heritage Group	152.2	17.1%	149.8	18.1%	2.4	1.6%
The Hush Puppies Company	151.1	17.0%	143.9	17.4%	7.2	5.0%
Other Branded Footwear	30.7	3.5%	31.2	3.7%	(0.5)	(1.6%)
Total branded footwear and licensing revenue	$812.6	91.4%	$748.8	90.5%	$63.8	8.5%
Other business units	76.3	8.6%	78.3	9.5%	(2.0)	(2.6%)
Total revenue	$888.9	100.0%	$827.1	100.0%	$61.8	7.5%

REVENUE

Revenue for 2003 increased $61.8 million over 2002. Increases in unit volume, changes in product mix and changes in selling prices for the branded footwear operations as discussed below contributed $45.1 million of the revenue increase. The impact of translating foreign denominated revenue to U.S. dollars improved revenue by $15.6 million. The acquisition of Sebago® added $3.1 million to revenue. These increases were offset by a $2.0 million decrease in the other business units. Both domestic and international revenue increased, with international revenue accounting for 24.1% of total revenue.

The Wolverine Footwear Group's revenue increase was largely due to the success of the Bates® division. The Bates® brand improvements were driven by increased shipments of technical boot products to the U.S. military and tactical ultra-light uniform footwear for the civilian uniform market. Wolverine® Boots and Shoes (including HyTest® and Stanley®) recognized an increase in units sold, but experienced a slight decline in revenue dollars per unit sold reflecting a continued shift in the marketplace to more moderately priced footwear.

The Outdoor Group reported its sixth consecutive year of double-digit revenue growth. The Merrell® U.S. footwear business accounted for approximately half of the increase, with growth coming from the outdoor/sporting goods and department store distribution channels. The Merrell® European and Canadian wholesale businesses also contributed to the increase, due to the expansion of multi-sport and casual footwear product sales. Revenue from the Merrell® international business increased with Italy, Japan, Argentina and Sweden/Finland each recognizing over a 100,000 pair increase from the prior year. Sebago®, which was purchased in November 2003, also contributed to the revenue increase for the Outdoor Group.

The Heritage Group had a slight sales increase for the year. Revenue from Harley-Davidson® Footwear improved due to expanded product offerings in the existing Harley-Davidson® dealerships, as well as in new distribution channels. CAT® Footwear realized a revenue decrease due to lower sales in the CAT® U.S. wholesale business, primarily caused by a reduction in shipments of work and industrial product resulting from cautious inventory reorders by large national chain retailers. The CAT® international distribution business reported improved revenues, reflecting an increase in pairs sold in Canada, South Africa, Saudi Arabia, Mexico and the Pacific Rim. The CAT® European business recognized an increase in revenue reflecting the impact of translating foreign denominated revenue to U.S. dollars.

The Hush Puppies Company's increase was generated primarily from the international divisions as a result of expanded retail distribution and higher royalty income from international licensees in the Pacific Rim and Europe. Within The Hush Puppies Company's foreign wholesale operations, Hush Puppies® U.K. reported strong increases in revenue as a result of expanded distribution of its better grade products while Hush Puppies® Canada revenue was up slightly for the year. Hush Puppies® U.S. experienced a slight decrease in revenue as it continued to transition from lower-priced, more mature products in favor of higher-priced, better-grade footwear aimed at a younger, more contemporary consumer.

Revenue for Other Branded Footwear decreased slightly due to lower shipments of private label product.

Within the Company's other business units, Hush Puppies® Retail reported an increase in the low-single-digit range as a result of same-store revenue increases and new store openings. Wolverine® Leathers recorded decreases in revenue due to reduced market demand for sueded leather used for footwear.

The Company ended 2003 with an order backlog of approximately 19% above 2002 year-end levels. The purchase of Sebago® contributed 4% of the increase.

GROSS MARGIN

The gross margin dollar and percentage increases for the branded footwear segment relate to the increased sales mix of the Company's lifestyle product offerings (80 basis points), fewer required markdowns on slow moving inventories (50 basis points) and favorable foreign exchange rate changes (20 basis points). The gross margin percentage for the other business units decreased as a result of inefficiencies and overhead absorption losses experienced in the Wolverine® Leathers operation due to reduced production levels. Hush Puppies® Retail's gross margin level remained flat.

SELLING AND ADMINISTRATIVE EXPENSES

The increase in selling and administrative expenses includes planned increases of $7.3 million in pension expense, due to reductions in the market value of assets and interest rates used in the actuarial valuation, and $2.3 million in employee benefit costs. The impact of translating foreign denominated operating expense to U.S. dollars increased total expenses by $6.6 million in 2003. The remaining increase relates primarily to selling and distribution costs that are directly variable to the increase in revenue.

INTEREST, OTHER & TAXES

The decrease in interest expense reflects lower average outstanding amounts on senior notes and minimal borrowing under the revolving credit facility.

The change in other income primarily relates to the change in realized gains or losses on foreign currency transactions.

The Company's 2003 effective income tax rate was 31.0% compared to 32.9% for 2002. This reduced effective tax rate reflects the overall profit mix from the Company's foreign entities and the cumulative impact of research and development tax credits recorded in 2003. The Company expects the research and development tax credit will have an ongoing positive benefit.

NET EARNINGS

As a result of the revenue, gross margin and expense changes discussed above, the Company achieved 2003 net earnings of $51.7 million, an increase of $3.8 million over 2002.

LIQUIDITY AND CAPITAL RESOURCES

	January 1,	January 3,	Change	
	2005	2004	$	%
(Millions of Dollars)				
Cash	**$ 72.2**	$ 55.4	$16.8	30.4%
Accounts receivable	**151.2**	146.9	4.3	2.9%
Inventories	**182.9**	164.9	18.0	10.9%
Accounts payable	**50.5**	26.3	24.2	91.9%
Accrued salaries and wages	**19.4**	16.7	2.7	16.4%
Other accrued liabilities	**28.6**	26.7	1.9	6.9%
Debt	**43.9**	59.9	(16.0)	(26.7%)
Cash provided by operating activities	**106.4**	102.2	4.2	4.1%
Additions to property, plant and equipment	**18.1**	16.0	2.1	12.9%
Depreciation and amortization	**19.1**	17.9	1.2	6.3%

The Company continued to strengthen its balance sheet in 2004. Accounts receivable increased 2.9% on an 11.6% revenue gain. Cash of $106.4 million was generated from operating activities in 2004, with cash of $12.2 million generated from working capital improvements. Inventory levels were up 10.9%, which was slightly less than the revenue gain. The inventory increase reflects receipt of the Merrell® Continuum™ product line for spring 2005, which was accelerated as retail demand was high. The accounts receivable days sales outstanding was reduced by 10.2% and inventory SKU (stock keeping unit) levels were reduced by 5.1%.

The increase in accounts payable was attributed to the timing of inventory purchases from contract suppliers, specifically the acceleration of the Merrell® Continuum™ product noted above. The increase in accrued salaries and wages was due to profit sharing accruals. The increase in other accrued liabilities was a result of a 50% increase in the level of cash dividends declared in the fourth quarter and distributed on February 1, 2005.

The majority of capital expenditures were for information system enhancements, distribution equipment and building improvements and consumer-direct initiatives. The Company leases machinery, equipment and certain warehouse, office and retail store space under operating lease agreements that expire at various dates through 2018.

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations (con't)

The Company has a long-term revolving credit agreement that expires in May 2006 and allows for borrowings up to $150.0 million, of which $10.0 million is allocated to the Company's Canadian subsidiary. Of the remaining $140.0 million facility, $35.0 million can be utilized by the Company's European subsidiaries. The revolving credit facility is used to support working capital requirements. No amounts were outstanding under revolving credit facilities at January 1, 2005 or January 3, 2004. The Company was in compliance with all debt covenant requirements at January 1, 2005. Proceeds from existing credit facilities and anticipated renewals, along with cash flows from operations, are expected to be sufficient to meet capital needs in the foreseeable future. Any excess cash flows from operating activities are expected to be used to purchase property, plant and equipment, pay down existing debt, fund internal and external growth initiatives, pay dividends or repurchase the Company's common stock.

The decrease in debt was the result of annual principal payments on the Company's senior notes. The Company had commercial letter-of-credit facilities outstanding of $3.2 million and $2.4 million at the end of 2004 and 2003, respectively. The total debt to total capital ratio for the Company was 8.7% in 2004 and 12.2% in 2003.

The Company's pension benefit results are based upon actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected returns on plan assets. The Company is required to consider market conditions, including changes in interest rates, in selecting these assumptions. Pre-tax expense resulting from the Company's qualified defined benefit pension plans decreased $1.2 million ($0.01 per share) for 2004 when compared to 2003 as a result of market conditions that positively affected asset values of the plan investments. The Company also recorded a net change of $1.0 million within the accumulated other comprehensive income component of stockholders' equity in 2004 which reduced a portion of the previously recorded minimum pension liability. This adjustment had no impact on the net earnings or cash flows of the Company. The Company estimates that pre-tax expense related to qualified defined benefit pension plans will increase by an additional $3.1 million (approximately $0.04 per share) in 2005 as compared to 2004 as a result of the amortization of prior losses incurred as a result of market value declines and discount rate deductions.

Applying the provisions of Statement of Financial Accounting Standards (SFAS) No. 87 and SFAS No. 132, the Company's qualified pension plans (the "Plans") were overfunded by $3.5 million in 2004 and underfunded by $2.4 million in 2003. Under the Employee Retirement Income Security Act of 1974, the Plans had no minimum funding requirements for 2004 and a requirement of $0.6 million for 2003. Discretionary cash contributions were made to the Plans totaling $5.0 million in 2004 and $8.9 million in 2003 to provide long-term stability to the Plans.

No provision has been made for U.S. federal and state income taxes or foreign taxes that may result from future remittances of the undistributed earnings ($96.1 million at January 1, 2005 and $69.6 million at January 3, 2004) of foreign subsidiaries as the Company expects such earnings will be reinvested overseas indefinitely. However, the Company is analyzing the potential impact of the repatriation provision of the American Jobs Creation Act of 2004 (the "Act"), which would allow the Company to bring these foreign earnings back to the United States at reduced tax rates effective until December 31, 2005. If elected, the amount of repatriation is not expected to exceed $70.0 million because a dividend of earnings from certain jurisdictions would not result in a tax benefit where foreign statutory rates exceed the U.S. rate. Technical corrections to the Act are pending issuance and therefore it is not currently practicable to estimate the potential range of impact on income taxes.

The Company's Board of Directors has approved three common stock repurchase programs each authorizing the repurchase of 3.0 million shares of common stock over a 24-month period commencing on the effective dates listed below. The primary purpose of these stock repurchase programs is to increase shareholder value. The Company intends to continue to repurchase shares of its common stock in open market or privately negotiated transactions, from time to time, depending upon market conditions and other factors.

Effective date	Shares repurchased in 2004	Market price of shares repurchased	Shares repurchased in 2003	Market price of shares repurchased	Cumulative shares repurchased	Market price of cumulative shares
October 5, 2004	**38,718**	**$ 773,000**	—	—	38,718	$ 773,000
December 9, 2003	**3,000,000**	**49,020,000**	—	—	3,000,000	49,020,000
August 19, 2002	**211,500**	**3,219,000**	1,933,800	$24,296,000	3,000,000	36,529,000

The Company declared dividends of $11.2 million in 2004, or $0.19 per share, which was a 26.7% increase over the $8.6 million, or $0.15 per share, declared in 2003. On February 10, 2005, the Company declared a quarterly cash dividend of $0.065 per share of common stock, an increase of 50.0% as compared to the same period of 2004. The quarterly dividend is payable on May 2, 2005, to shareholders of record on April 1, 2005. On December 15, 2004 the Company announced a three-for-two stock split in the form of a stock dividend on shares of common stock outstanding at January 3, 2005 distributed on February 1, 2005.

On January 3, 2005, the Company expanded its owned Wolverine® and CAT® operations in Canada. Based on a preliminary purchase price allocation, assets consisting primarily of inventory and fixed assets totaling approximately $1.7 million were acquired from the Company's former Wolverine® and CAT® Footwear distributor for cash of $2.2 million, subject to certain post-closing adjustments, and resulted in goodwill and intangible assets of approximately $0.5 million.

On January 3, 2005, the Company expanded its owned Merrell® operations in Sweden and Finland and its Sebago® operations in the United Kingdom and Germany. Based on a preliminary purchase price allocation, assets consisting primarily of inventory totaling approximately $0.5 million were acquired from former distributors for cash.

On November 3, 2003, the Company acquired significant operating assets of Sebago, Inc., a global distributor of performance nautical and American-inspired footwear, consisting of accounts receivable, inventory, fixed assets, trademarks and other amortizable intangible assets totaling approximately $18.6 million and assumed liabilities of approximately $2.0 million. Subject to certain post-closing adjustments, the total purchase price of Sebago, Inc., was $16.9 million, which consisted of $14.9 million paid in cash and a note payable for $2.0 million ($1.0 million paid in 2004 and $1.0 million payable in 2005), resulting in goodwill of $0.2 million.

These acquisitions are discussed further in Note 11 to the consolidated financial statements.

NEW ACCOUNTING STANDARDS

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), *Share-Based Payment*, which would require all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statements of operations based on their fair values, effective for public companies for interim periods beginning after June 15, 2005. The Company intends to adopt SFAS No. 123(R) effective June 19, 2005. SFAS No. 123(R) permits public companies to adopt its requirements using either the modified prospective or retrospective method. The Company is currently evaluating the alternative methods of adoption.

The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the pro forma impact of SFAS No. 123 as disclosed in Note 1 to the consolidated financial statements. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, management evaluates these estimates. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Historically, actual results have not been materially different from the Company's estimates. However, actual results may differ from these estimates under different assumptions or conditions.

The Company has identified the following critical accounting policies used in determining estimates and assumptions in the amounts reported. Management believes that an understanding of these policies is important to an overall understanding of the consolidated financial statements.

REVENUE RECOGNITION

The Company's revenue consists of sales to customers, license fees and royalties. Revenue is recognized on the sale of products manufactured or sourced by the Company when the related goods have been shipped and legal title has passed to the customer. Revenue generated through programs with licensees and distributors involving products bearing the Company's trademarks is recognized as earned according to stated contractual terms upon either the purchase or shipment of branded products by distributors and licensees.

The Company records provisions against gross revenue for estimated stock returns and cash discounts in the period when the related revenue is recorded. These estimates are based on factors that include, but are not limited to, historical stock returns, historical discounts taken and analysis of credit memorandum activity. The actual amount of customer returns or allowances, which is uncertain, may differ from the Company's estimates. The Company would record either an increase or decrease to net sales in the period in which it determined an adjustment to be appropriate.

ACCOUNTS RECEIVABLE

The Company maintains an allowance for uncollectible accounts receivable for estimated losses resulting from its customers' inability to make required payments. Company management evaluates the allowance for uncollectible accounts receivable based on a review of current customer status and historical collection experience. Historically, losses have been within the Company's expectations. Adjustments to these estimates may be required if the financial condition of the Company's customers were to change. If the Company were to determine that increases or decreases to the allowance for uncollectible accounts were appropriate, the Company would record either an increase or decrease to general and administrative expenses in the period the Company made such a determination. At January 1, 2005 and January 3, 2004, management believes that it has provided sufficient reserves to address future collection uncertainties.

INVENTORY

The Company values its inventory at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for all domestic raw materials and work-in-process inventories, and most domestic finished goods inventories. Cost is determined using methods approximating cost under the first-in, first-out (FIFO) method for all raw materials, work-in-process and finished goods inventories in foreign countries where LIFO is not permitted. The FIFO method is also used for all finished goods inventories of the Company's retail business, due to the unique nature of that operation, and for certain domestic finished goods inventories that were acquired as part of asset purchase transactions. Once elected, the Company has applied these inventory cost valuation methods consistently from year to year. The Company reduces the value of its inventories to the lower of cost or market for excess or obsolete inventories based upon assumptions about future demand and market conditions. If the Company were to determine that the estimated market value of its inventory is less than the carrying value of such inventory, the Company would provide a reserve for such difference as a charge to cost of sales. If actual market conditions are different from those projected, adjustments to those inventory reserves may be required. The adjustments would increase or decrease the Company's cost of sales and net income in the period in which they were realized or recorded. Inventory quantities are verified at various times throughout the year by performing annual physical inventory observations and perpetual inventory cycle count procedures. If the Company determines that adjustments to the inventory quantities are appropriate, an increase or decrease to the Company's cost of sales and inventory would be recorded in the period in which such determination was made.

GOODWILL AND OTHER NON-AMORTIZABLE INTANGIBLES

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to impairment tests at least annually. The first step of the goodwill impairment test requires that the fair value of the applicable reporting unit be compared with its recorded value. The Company establishes fair value by calculating the present value of the future cash flows of the reporting unit. The Company uses assumptions about expected future operating performance in determining estimates of those cash flows, which may differ from actual cash flows. If the recorded values of these assets are not recoverable, based on this discounted cash flow analysis, management performs the next step which compares the fair value of the reporting unit calculated in step one to the fair value of the tangible and intangible assets of the reporting unit, which results in an implied fair value of goodwill. Goodwill is reduced by any shortfall of implied goodwill to its carrying value. Impairment tests for other non-amortizable intangibles require the determination of the fair value of the intangible asset. The carrying value is reduced by any excess over fair value. The Company reviewed the carrying amounts of goodwill and other non-amortizable intangible assets and there was no impairment indicated for 2004 or 2003.

INCOME TAXES

The Company operates in multiple tax jurisdictions both inside and outside the United States. Accordingly, management must determine the appropriate allocation of income in accordance with local law for each of these jurisdictions. The Company believes its tax accruals are adequate to cover exposures related to changes in income allocation between tax jurisdictions. The carrying value of the Company's deferred tax assets assumes that the Company will be able to generate sufficient taxable income in future years to utilize these deferred tax assets. If these assumptions change, the Company may be required to record valuation allowances against its gross deferred tax assets in future years, which would result in additional income tax expense in the Company's consolidated statements of operations. Management evaluates the potential for realizing gross deferred tax assets and assesses the need for valuation allowances on a quarterly basis. The Company did not record a valuation allowance in 2004 or 2003.

On a periodic basis, the Company estimates what the effective tax rate will be for the full fiscal year and records a quarterly income tax provision in accordance with the anticipated annual rate. As the fiscal year progresses, that estimate is refined based upon actual events and earnings by tax jurisdictions during the year. This continual estimation process periodically results in a change to the expected effective tax rate for the fiscal year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision equals the expected annual rate.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company faces market risk to the extent that changes in foreign currency exchange rates affect the Company's foreign assets, liabilities and inventory purchase commitments and to the extent that its long-term debt requirements are affected by changes in interest rates. The Company manages these risks by attempting to denominate contractual and other foreign arrangements in U.S. dollars and by maintaining a significant percentage of its debt on a fixed-rate basis. The Company does not believe that there has been a material change in the nature of the Company's primary market risk exposures, including the categories of market risk to which the Company is exposed and the particular markets that present the primary risk of loss to the Company. As of the date of this Annual Report, the Company does not know of or expect there to be any material change in the general nature of its primary market risk exposure in the near term.

Under the provisions of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS Nos. 137 and 138, the Company is required to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in accumulated other comprehensive gain (loss) until the hedged item is recognized in earnings.

The Company conducts wholesale operations outside of the United States in Europe and Canada where the functional currencies are primarily the British pound, euro, and Canadian dollar. The Company utilizes foreign currency forward exchange contracts to manage the volatility associated with inventory purchases made by non-U.S. wholesale operations in foreign currencies in the normal course of business. At January 1, 2005 and January 3, 2004, the Company had outstanding forward currency exchange contracts to purchase $47.0 million and $37.9 million, respectively, of various currencies (principally U. S. dollars) with maturities ranging up to 280 days.

The Company also has production facilities in the Dominican Republic where financial statements reflect U.S. dollars as the functional currency; however, operating costs are paid in the local currency. Royalty revenue generated by the Company from third party foreign licensees is calculated in the licensees' local currencies, but paid in U.S. dollars. Accordingly, the Company could be subject to related foreign currency remeasurement gains and losses in 2005 and beyond.

Assets and liabilities outside the United States are primarily located in the United Kingdom, Canada and The Netherlands. The Company's investments in foreign subsidiaries with a functional currency other than the U.S. dollar are generally considered long-term. Accordingly, the Company does not hedge these net investments. For the years ended January 1, 2005 and January 3, 2004, the strengthening of foreign currencies increased the value of these investments in net assets by $9.7 million and $10.9 million, respectively. This gain resulted in cumulative foreign currency translation adjustments at January 1, 2005 and January 3, 2004 of $23.8 million and $14.1 million, respectively, that are deferred and recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Because the Company markets, sells and licenses its products throughout the world, it could be affected by weak economic conditions in foreign markets that could reduce demand for its products.

The Company is exposed to changes in interest rates primarily as a result of its long-term debt requirements. The Company's interest rate risk management objectives are to limit the effect of interest rate changes on earnings and cash flows and to effectively manage overall borrowing costs. To achieve its objectives, the Company maintains substantially all fixed-rate debt to take advantage of lower relative interest rates currently available and finances seasonal working capital needs with variable-rate debt. The Company has not historically utilized interest rate swaps or similar hedging arrangements to fix interest rates; however, in 1998 the Company entered into an interest rate lock agreement to fix the interest rate prior to the issuance of 6.5% senior notes in the amount of $75 million. The contract was settled in 1998 and resulted in a prepayment of interest of $2.2 million that is being amortized over the term of the senior notes. The amortization of the prepayment creates an effective interest rate of 6.78% on the senior notes.

The Company does not enter into contracts for speculative or trading purposes, nor is it a party to any leveraged derivative instruments.

The following table lists required principal payments and related interest rates for the Company's short- and long-term debt by fiscal year of maturity.

							2004		2003	
	2005	2006	2007	2008	2009	There-after	Total	Fair value	Total	Fair value
(Millions of Dollars, Except Percentages)										
Denominated in U.S. Dollars:										
Fixed rate	$11.7	$10.8	$10.7	$10.7	—	—	**$43.9**	**$46.0**	$59.9	$65.5
Average interest rate	6.4%	6.5%	6.5%	6.5%	—	—	**6.5%**	**—**	6.5%	—

The Company has the following payments under contractual obligations due by period:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(Thousands of Dollars)					
Long-term debt	$ 43,857	$ 11,714	$21,429	$10,714	$ —
Estimated interest on long-term debt	2,834	746	1,392	696	—
Capital leases	47	20	23	4	—
Operating leases	55,517	10,736	16,901	12,503	15,377
Purchase obligations(1)	147,720	147,720	—	—	—
Deferred compensation	2,356	325	628	544	859
Pension(2)	3,000	3,000	—	—	—
SERP	12,871	589	1,177	1,177	9,928
Dividends declared	7,387	7,387	—	—	—
Minimum royalties	4,620	1,118	1,788	1,714	—
Minimum advertising	7,606	1,433	2,995	3,178	—
Total	$287,815	$184,788	$46,333	$30,530	$26,164

(1) Purchase obligations primarily relate to inventory and capital expenditure commitments.

(2) Pension obligations reflect only planned pension funding as there are currently no required funding obligations under government regulation. Funding amounts are calculated on an annual basis and no required or planned funding beyond one year has been determined.

Should additional funds be required, the Company had $173.5 million of additional borrowing capacity available under all of its existing credit facilities at January 1, 2005. The Company's additional borrowing capacity is summarized as follows:

		Expiration of availability	
	Total commitments available	Less than 1 year	1 year or greater
(Millions of Dollars)			
Revolving credit	$150.0	$ —	$150.0
Commercial letters of credit	21.5	21.5	—
Standby letters of credit	2.0	2.0	—

FORWARD-LOOKING STATEMENTS

The Management's Discussion and Analysis of Financial Condition and Results of Operations (pg 18-29), The Operating Strategies and Growth Initiatives section of this Annual Report (pg 6-17), the letter to the shareholders from the Chairman and the Chief Executive Officer and President (pg 2-5), and other sections of this Annual Report contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the footwear business, worldwide economics and the Company itself. Statements, including without limitation, those related to: future revenue, earnings, margins, growth, cash flows, operating measurements, tax rates and tax benefits; expected economic returns; projected 2005 operating results and dividend rates; future share repurchase activity; future strength of the Company; growth of the Sebago® brand; future pension costs; future marketing investments; the introduction of new lines or categories of products; future growth or success in specific countries, categories or market sectors; liquidity; capital resources and market risk are forward-looking statements. In addition, words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "predicts," "projects," "should," "will," variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Risk Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements.

Risk Factors include, but are not limited to, uncertainties relating to changes in demand for the Company's products; changes in consumer preferences or spending patterns; cancellation of future orders, changes in planned customer demand or at-once orders; the availability and pricing of foreign footwear factory capacity; reliance on foreign sourcing and concentration of production in China; the availability and price of power, labor and resources in key foreign sourcing countries, including China; the impact of competition and pricing; changes in government and regulatory policies; foreign currency fluctuations; changes in trading policies or import and export regulations; changes in interest rates, tax laws, duties, tariffs, quotas or applicable assessments; technological developments; changes in local, domestic or international economic and market conditions; the size and growth of footwear markets; service interruptions at shipping and receiving ports; changes in the price of oil and other raw materials; changes in the amount or severity of inclement weather; changes due to the growth of Internet commerce; popularity of particular designs and categories of footwear; the ability of the Company to manage and forecast its growth and inventories; the ability to secure and protect trademarks, patents and other intellectual property; integration of operations of newly acquired businesses; changes in business strategy or development plans; the ability to attract and retain qualified personnel; labor strikes or disruptions; the ability to retain rights to brands licensed by the Company; loss, bankruptcy and credit limitations of significant customers; relationships with international distributors and licensees; the Company's ability to meet at-once orders; the exercise of future purchase options by the U.S. Department of Defense on previously awarded contracts; the risk of doing business in developing countries and economically volatile areas; domestic and international terrorism and war; retail buying patterns; consolidation in the retail sector; and the acceptability of U.S. brands in international markets. Additionally, concern regarding acts of terrorism, the war in Iraq and subsequent events have created significant global economic and political uncertainties that may have material and adverse effects on consumer demand, foreign sourcing of footwear, shipping and transportation, product imports and exports and the sale of products in foreign markets. These matters are representative of the Risk Factors that could cause a difference between an ultimate actual outcome and a forward-looking statement. Historical operating results are not necessarily indicative of the results that may be expected in the future. The Risk Factors included here are not exhaustive. Other Risk Factors exist, and new Risk Factors emerge from time-to-time, that may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Furthermore, the Company undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

FIVE-YEAR OPERATING AND FINANCIAL SUMMARY

	2004	2003	2002	2001	2000
(In Thousands, Except Per Share Data and Percentages)					
SUMMARY OF OPERATIONS[1]					
Revenue	**$991,909**	$888,926	$827,106	$720,066	$701,291
Cost of products sold	**617,774**	562,338	532,878	463,030	477,318
Selling and administrative expenses	**274,125**	246,652	217,154	182,178	198,953
Interest expense (net)	**3,245**	5,474	6,466	6,742	9,909
Income taxes	**30,879**	23,262	23,599	23,307	4,325
Net earnings	**65,938**	51,716	47,912	45,240	10,690
Net earnings as a percent of revenue	**6.6%**	5.8%	5.8%	6.3%	1.5%
Cash dividends declared	**$ 11,135**	$ 8,588	$ 7,192	$ 6,643	$ 5,797
Per share of common stock:[2]					
Basic net earnings[3]	**$ 1.15**	$ .88	$ .79	$ .74	$ .17
Diluted net earnings[3]	**1.09**	.85	.77	.71	.17
Realignment charges[1]	**—**	—	—	—	.47
Cash dividends declared	**.19**	.15	.12	.11	.09
Stockholders' equity[4]	**6.80**	6.48	5.61	5.65	5.14
Shares used for computing earnings per share:[1][2][3]					
Basic	**57,398**	58,764	60,368	61,107	60,909
Diluted	**60,474**	61,081	62,333	63,238	61,882
FINANCIAL POSITION AT YEAR-END					
Cash and cash equivalents	**$ 72,172**	$ 55,356	$ 27,078	$ 35,820	$ 8,434
Accounts receivable (net)	**151,174**	146,879	156,285	152,330	161,957
Inventories	**182,924**	164,904	168,998	177,041	144,192
Total current assets	**430,855**	386,636	364,643	374,802	325,086
Property, plant and equipment (net)	**94,930**	96,007	97,274	98,994	102,665
Total assets	**639,571**	593,762	531,994	543,678	494,568
Total current liabilities	**110,251**	85,766	80,177	74,521	54,004
Short-term borrowings	**—**	—	—	90	896
Long-term debt	**43,904**	59,923	72,915	90,848	92,194
Stockholders' equity	**458,291**	430,094	369,097	374,152	337,238
Working capital	**320,604**	300,870	284,466	300,281	271,082

Notes to Five-Year Operating and Financial Summary

1. *This summary should be read in conjunction with the consolidated financial statements and the notes thereto. In particular, see the discussions of the Fiscal 2000 $45.0 million realignment charge as discussed in the Company's 2000 Form 10-K filed with the Securities and Exchange Commission (SEC) and Note 11-Business Acquisitions.*
2. *On December 15, 2004, the Company announced a three-for-two stock split in the form of a stock dividend on shares of common stock outstanding at January 3, 2005 distributed to shareholders on February 1, 2005. All share and per share data has been retroactively adjusted for the increased shares resulting from this stock split. Treasury shares were excluded from the stock split.*
3. *Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the year after adjustment for nonvested restricted stock. Diluted earnings per share assume the exercise of dilutive stock options and the vesting of all outstanding restricted stock.*
4. *Stockholders' equity per share is based on shares outstanding at year-end.*

CONSOLIDATED BALANCE SHEETS

(Thousands of Dollars)	As of Fiscal Year End 2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 72,172**	$ 55,356
Accounts receivable, less allowances (2004 – $8,200; 2003 – $10,462)	**151,174**	146,879
Inventories:		
Finished products	**161,315**	143,127
Raw materials and work-in-process	**21,609**	21,777
	182,924	164,904
Deferred income taxes	**6,113**	6,528
Other current assets	**18,472**	12,969
Total current assets	**430,855**	386,636
Property, plant and equipment:		
Land	**962**	1,080
Buildings and improvements	**65,246**	64,235
Machinery and equipment	**136,950**	128,954
Software	**49,686**	44,081
	252,844	238,350
Less accumulated depreciation	**157,914**	142,343
	94,930	96,007
Other assets:		
Goodwill	**35,552**	34,391
Other non-amortizable intangibles	**8,090**	7,739
Cash surrender value of life insurance	**26,930**	24,880
Prepaid pension costs	**35,289**	34,332
Other	**7,925**	9,777
	113,786	111,119
Total assets	**$ 639,571**	$593,762
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 50,521**	$ 26,328
Salaries, wages and other compensation	**19,435**	16,696
Income taxes	**—**	1,513
Taxes, other than income taxes	**4,736**	3,416
Other accrued expenses	**23,824**	21,793
Current maturities of long-term debt	**11,735**	16,020
Total current liabilities	**110,251**	85,766
Long-term debt, less current maturities	**32,169**	43,903
Deferred compensation	**9,024**	5,736
Accrued pension liabilities	**14,979**	14,881
Deferred income taxes	**14,291**	13,068
Minority interest	**566**	314
Stockholders' equity:		
Common stock, $1 par value: authorized 80,000,000 shares; issued including treasury shares: 2004 – 67,350,495; 2003 – 66,389,233	**67,350**	66,389
Additional paid-in capital	**99,518**	81,980
Retained earnings	**437,406**	382,603
Accumulated other comprehensive income	**19,446**	8,540
Unearned compensation	**(4,954)**	(4,138)
Cost of shares in treasury: 2004 – 9,452,361 shares; 2003 – 7,209,313 shares	**(160,474)**	(105,280)
Total stockholders' equity	**458,291**	430,094
Total liabilities and stockholders' equity	**$ 639,571**	$593,762

( ) Denotes deduction.
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Fiscal Year		
	2004	2003	2002
(Thousands of Dollars, Except Per Share Data)			
COMMON STOCK			
Balance at beginning of the year	**$ 66,389**	$ 65,825	$ 66,192
Common stock issued under stock incentive plans (2004 – 2,081,586 shares; 2003 – 1,234,893 shares; 2002 – 639,814 shares)	**2,082**	1,235	640
Impact of stock split on treasury shares	**(1,121)**	(671)	(1,007)
Balance at end of the year	**67,350**	66,389	65,825
ADDITIONAL PAID-IN CAPITAL			
Balance at beginning of the year	**81,980**	71,009	65,993
Amounts associated with common stock issued under stock incentive plans:			
Proceeds over par value	**8,878**	8,281	3,333
Income tax benefits	**7,782**	1,710	531
Impact of stock split on treasury shares	**1,121**	671	1,007
Issuance of treasury shares (2004 – 8,924 shares; 2003 – 27,886 shares; 2002 – 142,894 shares)	**87**	51	409
Net change in employee notes receivable	**(330)**	258	(264)
Balance at end of the year	**99,518**	81,980	71,009
RETAINED EARNINGS			
Balance at beginning of the year	**382,603**	339,475	298,755
Net earnings	**65,938**	51,716	47,912
Cash dividends (2004 – $.19 per share; 2003 – $.15 per share; 2002 – $.12 per share)	**(11,135)**	(8,588)	(7,192)
Balance at end of the year	**437,406**	382,603	339,475
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)			
Balance at beginning of the year	**8,540**	(23,522)	(4,109)
Foreign currency translation adjustments	**9,727**	10,922	6,101
Change in fair value of foreign exchange contracts, net of taxes (2004 – $174; 2003 – $730; 2002 – $89)	**160**	(1,393)	(244)
Minimum pension liability adjustment, net of taxes (2004 – $524; 2003 – $11,608; 2002 – $13,016)	**1,019**	22,533	(25,270)
Balance at end of the year	**19,446**	8,540	(23,522)
UNEARNED COMPENSATION			
Balance at beginning of the year	**(4,138)**	(3,833)	(4,649)
Awards under restricted stock incentive plans	**(4,165)**	(2,488)	(2,037)
Compensation expense	**3,349**	2,183	2,853
Balance at end of the year	**(4,954)**	(4,138)	(3,833)
COST OF SHARES IN TREASURY			
Balance at beginning of the year	**(105,280)**	(79,857)	(48,030)
Common stock purchased for treasury (2004 – 2,251,972 shares; 2003 – 1,367,770 shares; 2002 – 2,154,335 shares)	**(55,331)**	(25,656)	(33,626)
Issuance of treasury shares (2004 – 8,924 shares; 2003 – 27,886 shares; 2002 – 142,894 shares)	**137**	233	1,799
Balance at end of the year	**(160,474)**	(105,280)	(79,857)
Total stockholders' equity at end of the year	**$458,291**	$430,094	$369,097
COMPREHENSIVE INCOME			
Net earnings	**$ 65,938**	$ 51,716	$ 47,912
Foreign currency translation adjustments	**9,727**	10,922	6,101
Change in fair value of foreign exchange contracts, net of taxes	**160**	(1,393)	(244)
Minimum pension liability adjustment, net of taxes	**1,019**	22,533	(25,270)
Total comprehensive income	**$ 76,844**	$ 83,778	$ 28,499

( ) Denotes deduction.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year		
	2004	2003	2002
(Thousands of Dollars, Except Per Share Data)			
Revenue	**$991,909**	$888,926	$827,106
Cost and expenses:			
Cost of products sold	**617,774**	562,338	532,878
Selling and administrative expenses	**274,125**	246,652	217,154
Interest expense	**4,185**	5,896	6,721
Interest income	**(940)**	(422)	(255)
Other income – net	**(305)**	(686)	(1,046)
	894,839	813,778	755,452
Earnings before income taxes and minority interest	**97,070**	75,148	71,654
Income taxes	**30,879**	23,262	23,599
Earnings before minority interest	**66,191**	51,886	48,055
Minority interest	**253**	170	143
Net earnings	**$ 65,938**	$ 51,716	$ 47,912
Net earnings per share:			
Basic	**$ 1.15**	$ 0.88	$ 0.79
Diluted	**1.09**	0.85	0.77

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year		
	2004	2003	2002
(Thousands of Dollars)			
OPERATING ACTIVITIES			
Net earnings	**$ 65,938**	$ 51,716	$ 47,912
Adjustments necessary to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**18,683**	17,664	16,633
Amortization	**388**	283	227
Deferred income taxes (credit)	**1,179**	(902)	216
Unearned compensation	**3,349**	2,183	2,853
Other	**4,624**	(3,721)	(185)
Changes in operating assets and liabilities:			
Accounts receivable	**(2,332)**	15,534	(5,879)
Inventories	**(15,833)**	17,069	24,884
Other operating assets	**(2,776)**	529	(1,076)
Accounts payable	**21,229**	(5,820)	(656)
Other operating liabilities	**11,912**	7,668	3,350
Net cash provided by operating activities	**106,361**	102,203	88,279
INVESTING ACTIVITIES			
Business acquisitions, net of cash acquired	**—**	(14,780)	(27,366)
Additions to property, plant and equipment	**(18,080)**	(16,015)	(13,875)
Other	**(104)**	58	607
Net cash used in investing activities	**(18,184)**	(30,737)	(40,634)
FINANCING ACTIVITIES			
Payments of short-term debt	**—**	—	(90)
Proceeds from long-term borrowings	**44,385**	66,194	94,215
Payments of long-term debt	**(60,404)**	(81,176)	(112,226)
Cash dividends	**(11,135)**	(8,588)	(7,192)
Purchase of common stock for treasury	**(55,331)**	(25,656)	(33,626)
Proceeds from shares issued under stock incentive plans	**6,688**	7,570	2,202
Net cash used in financing activities	**(75,797)**	(41,656)	(56,717)
Effect of foreign exchange rate changes	**4,436**	(1,532)	330
Increase (decrease) in cash and cash equivalents	**16,816**	28,278	(8,742)
Cash and cash equivalents at beginning of the year	**55,356**	27,078	35,820
Cash and cash equivalents at end of the year	**$ 72,172**	$ 55,356	$ 27,078

OTHER CASH FLOW INFORMATION			
Interest paid	**$ 4,056**	$ 5,461	$ 6,633
Net income taxes paid	**23,868**	22,725	18,201

( ) Denotes reduction in cash and cash equivalents.
See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

NATURE OF OPERATIONS

Wolverine World Wide, Inc. (NYSE: WWW) is a leading designer, manufacturer and marketer of a broad line of quality casual shoes, performance outdoor footwear, work shoes and boots, uniform shoes and boots, constructed slippers and moccasins. The Company's global portfolio of owned and licensed brands includes: Bates®, CAT®, Harley-Davidson®, Hush Puppies®, HyTest®, Merrell®, Sebago®, Stanley® and Wolverine®. Apparel and licensing programs are utilized to extend the Company's owned brands into product categories beyond footwear. The Company also operates a retail division to showcase its brands and branded footwear from other manufacturers, a tannery that produces Wolverine® Performance Leathers™ and a pigskin procurement operation.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Wolverine World Wide, Inc. and its wholly and majority owned subsidiaries (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year is the 52- or 53-week period that ends on the Saturday nearest to December 31. Fiscal years presented in this report include the 52-week period ended January 1, 2005, the 53-week period ended January 3, 2004 and the 52-week period ended December 28, 2002.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue is recognized on the sale of products manufactured or sourced by the Company when the related goods have been shipped and legal title has passed to the customer. Revenue generated through programs with licensees and distributors involving products bearing the Company's trademarks is recognized as earned according to stated contractual terms upon either the purchase or shipment of branded products by distributors and licensees.

The Company records provisions against gross revenue for estimated stock returns and cash discounts in the period when the related revenue is recorded. These estimates are based on factors that include, but are not limited to, historical stock returns, historical discounts taken and analysis of credit memorandum activity.

COST OF PRODUCTS SOLD

Cost of products sold for the Company's operations include the actual product costs, including inbound freight charges, purchasing and receiving costs, inspection costs, and internal transfer costs. Warehousing costs are included in selling and administrative expenses.

SHIPPING AND HANDLING COSTS

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue, while the related expenses incurred by the Company are recorded as cost of products sold in the consolidated statements of operations.

CASH EQUIVALENTS

All short-term investments with a maturity of three months or less when purchased are considered cash equivalents.

ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS

The Company maintains an allowance for uncollectible accounts receivable for estimated losses resulting from its customers' inability to make required payments. Company management evaluates the allowance for uncollectible accounts receivable based on a review of current customer status and historical collection experience. Adjustments to these estimates may be required if the financial condition of the Company's customers were to change. The Company does not require collateral or other security on trade accounts receivable.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for all domestic raw materials and work-in-process inventories, and certain domestic finished goods inventories. Cost is determined using methods approximating cost under the first-in, first-out (FIFO) method for all raw materials, work-in-process and finished goods inventories in foreign countries where LIFO is not permitted. The FIFO method is also used for all finished goods inventories of the Company's retail business, due to the unique nature of that operation, and for certain domestic finished goods inventories that were acquired as part of asset purchase transactions. Once elected, the Company has applied these inventory cost valuation methods consistently from year to year.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated on the basis of cost and include expenditures for new facilities, major renewals, betterments and software. Normal repairs and maintenance are expensed as incurred.

Depreciation of property, plant and equipment is computed using the straight-line method. The depreciable lives range from five to forty years for buildings and improvements and from three to ten years for machinery, equipment and software.

GOODWILL AND OTHER INTANGIBLES

Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets of acquired businesses. Other intangibles consist primarily of trademarks, brand names, patents and customer lists. Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to impairment tests at least annually in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. The Company reviews the carrying amounts of goodwill and other non-amortizable intangible assets annually to determine if such assets may be impaired. If the carrying amounts of these assets are not recoverable based upon a discounted cash flow analysis, such assets are reduced by the estimated shortfall of fair value to recorded value. Other amortizable intangible assets (principally patents) are amortized using the straight-line method over their estimated useful lives (periods ranging from two to fifteen years). Other amortizable intangible assets are included in other assets on the consolidated balance sheets and have net carrying amounts of $1,492,000 and $986,000 for 2004 and 2003, respectively, and accumulated amortization of $1,159,000 and $694,000 for 2004 and 2003, respectively. Estimated aggregate amortization expense for such intangibles for each of the five fiscal years subsequent to 2004 are as follows: 2005 – $440,000; 2006 – $407,000; 2007 – $317,000; 2008 – $181,000; 2009 – $89,000.

The Company has performed the required annual impairment tests and has determined that there was no impairment indicated for recorded goodwill and other non-amortizable intangibles.

The changes in the carrying amount of goodwill and other non-amortizable intangibles for the years ended January 1, 2005 and January 3, 2004 are as follows:

(Thousands of Dollars)	Goodwill	Trademarks	Total
Balance at December 28, 2002	$30,706	$2,582	$33,288
Intangibles acquired	820	5,157	5,977
Purchase accounting adjustments	(614)	—	(614)
Foreign currency translation effects	3,479	—	3,479
Balance at January 3, 2004	34,391	7,739	42,130
Intangibles acquired	**—**	**351**	**351**
Purchase accounting adjustments	**(613)**	**—**	**(613)**
Foreign currency translation effects	**1,774**	**—**	**1,774**
Balance at January 1, 2005	**$35,552**	**$8,090**	**$43,642**

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or an asset group may not be recoverable. Each impairment test is based on a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets or asset group. If such assets are considered to be impaired, the impairment amount to be recognized is the amount by which the carrying value of the assets exceeds their fair value.

STOCK-BASED COMPENSATION

The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, in accounting for its stock incentive awards. Under APB Opinion No. 25, compensation expense is recognized when the market price of the stock underlying an award on the date of grant exceeds any related exercise price.

Where compensation expense has been determined by APB Opinion No. 25, pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock awards using the fair value method. The fair value of these awards was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 3.4% (2.9% in 2003 and 4.2% in 2002); dividend yield of 1.0% (1.3% in 2003 and 1.1% in 2002); expected market price volatility factor of 0.317 (0.386 in 2003 and 0.420 in 2002); and an expected option life of four years.

The estimated weighted-average fair value for each option granted was $4.68 in 2004, $3.30 in 2003 and $3.65 in 2002.

For purposes of pro forma disclosures, the estimated fair values of stock options are amortized to expense over the related vesting periods. The Company recognizes compensation cost for fixed awards with pro rata vesting using the straight-line attribution method. The Company's pro forma information under SFAS No. 123 is as follows:

(Thousands of Dollars, Except Per Share Data)	**2004**	2003	2002
Net earnings, as reported	**$65,938**	$51,716	$47,912
Add: Total stock-based employee compensation expense included in reported net income, net of related tax effects	**3,374**	2,326	2,862
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**8,330**	5,456	5,873
Pro forma net earnings	**$60,982**	$48,586	$44,901
Net earnings per share:			
Basic – as reported	**$ 1.15**	$ .88	$ .79
Basic – pro forma	**1.06**	.83	.75
Diluted – as reported	**1.09**	.85	.77
Diluted – pro forma	**1.01**	.79	.72

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), *Share-Based Payment,* which would require all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statements of operations based on their fair values, effective for public companies for interim periods beginning after June 15, 2005. The Company intends to adopt SFAS No. 123(R) effective June 19, 2005. SFAS No. 123(R) permits public companies to adopt its requirements using either the modified prospective or retrospective method. The Company is currently evaluating the alternative methods of adoption.

The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the pro forma impact of SFAS No. 123 as disclosed above. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.

ADVERTISING COSTS

Advertising costs are expensed as incurred and customer specific advertising dollars are expensed when earned by customers. Total advertising expense was $38,611,000 in 2004, $35,254,000 in 2003, and $33,584,000 in 2002 and includes customer specific advertising dollars of $9,689,000 in 2004, $9,652,000 in 2003, and $8,311,000 in 2002. The Company provides sales incentives to certain retail customers in the form of a cooperative advertising program and accounts for this in accordance with EITF 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products).* Under this program, customers are reimbursed for Company-approved advertising expenditures where the value to the Company is objectively verifiable.

INCOME TAXES

The provision for income taxes is based on the earnings reported in the consolidated financial statements. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the cumulative temporary differences between the carrying values of assets and liabilities for financial statement and income tax purposes.

EARNINGS PER SHARE

Basic earnings per share is computed based on weighted average shares of common stock outstanding during each year after adjustment for restricted nonvested common stock issued under restricted stock incentive plans. Diluted earnings per share assumes the exercise of dilutive stock options and the vesting of all common stock under restricted stock programs.

The following table sets forth the reconciliation of weighted average shares used in the computation of basic and diluted earnings per share:

	2004	2003	2002
Weighted average shares outstanding during the year	**58,498,042**	59,846,151	61,524,543
Adjustment for nonvested restricted common stock	**(1,099,677)**	(1,081,869)	(1,156,123)
Denominator for basic earnings per share	**57,398,365**	58,764,282	60,368,420
Effect of dilutive stock options	**2,265,984**	1,570,782	1,165,296
Adjustment for nonvested restricted common stock – treasury method	**809,708**	746,343	799,695
Denominator for diluted earnings per share	**60,474,057**	61,081,407	62,333,411

Options to purchase 588,978 shares of common stock in 2004, 988,601 shares in 2003 and 1,194,730 shares in 2002 have not been included in the denominator for the computation of diluted earnings per share because the related exercise prices were greater than the average market price for the period and, therefore, they were antidilutive.

STOCK SPLIT

On December 15, 2004 the Company announced a three-for-two stock split in the form of a stock dividend on shares of common stock outstanding at January 3, 2005 distributed to shareholders on February 1, 2005. All share and per share amounts in the consolidated financial statements and related notes have been adjusted for all periods to reflect the stock split. Treasury shares were excluded from the stock split.

FOREIGN CURRENCY

For the Company's international subsidiaries, the local currency is the functional currency. Assets and liabilities of these subsidiaries are translated into U.S. dollars at the year-end exchange rate. Operating statement amounts are translated at average exchange rates for the period. The cumulative translation adjustments resulting from changes in exchange rates are included in the consolidated balance sheets as a component of accumulated other comprehensive income (loss) in stockholders' equity. Transaction gains and losses are included in the consolidated statements of operations and were not material.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, accounts and notes receivable, accounts and notes payable and long-term debt. Except for fixed rate long-term debt with a carrying value of $43,857,000 and a fair value of $45,996,000 at January 1, 2005 and a carrying value of $59,857,000 and a fair value of $65,465,000 at January 3, 2004, the Company's estimate of the fair values of these financial instruments approximates their carrying amounts for the respective years. Fair value was determined using discounted cash flow analyses and current interest rates for similar instruments. The Company does not hold or issue financial instruments for trading purposes.

The Company follows SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS Nos. 137 and 138, which requires that all derivative instruments be recorded on the consolidated balance sheets at fair value and establishes criteria for designation and effectiveness of hedging relationships. The Company utilizes foreign currency forward exchange contracts to manage the volatility associated with foreign currency inventory purchases made by non-U.S. wholesale operations in the normal course of business. At January 1, 2005 and January 3, 2004, foreign exchange contracts with a notional value of $46,974,500 and $37,902,000, respectively, were outstanding to purchase various currencies (principally U.S. dollars) with maturities ranging up to 280 days. These contracts have been designated as cash flow hedges. As of January 1, 2005 and January 3, 2004, a liability of $1,821,000 and $2,270,000, respectively, has been recognized for the fair value of the foreign currency forward exchange contracts.

The fair value of the foreign currency forward exchange contracts represents the estimated receipts or payments necessary to terminate the contracts. Hedge effectiveness is evaluated by the hypothetical derivative method. Any hedge ineffectiveness is reported within the cost of products sold caption of the consolidated statements of operations. Hedge ineffectiveness was not material in 2004 or 2003. If, in the future, the foreign exchange contracts are determined to be ineffective hedges or terminated before their contractual termination dates, the Company would be required to reclassify into earnings all or a portion of the unrealized amounts related to the cash flow hedges that are currently included in accumulated other comprehensive income (loss) within stockholders' equity.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) represents net earnings and any revenue, expenses, gains and losses that, under accounting principles generally accepted in the United States, are excluded from net earnings and recognized directly as a component of stockholders' equity.

Ending accumulated other comprehensive income (loss) is as follows:

	2004	2003
(Thousands of Dollars)		
Foreign currency translation adjustments	**$23,787**	$ 14,060
Foreign currency cash flow hedge adjustments, net of taxes (2004 – $993; 2003 – $819)	**(1,477)**	(1,637)
Minimum pension liability adjustments, net of taxes (2004 – $1,476; 2003 – $2,000)	**(2,864)**	(3,883)
Accumulated other comprehensive income	**$19,446**	$ 8,540

RECLASSIFICATIONS

Certain amounts previously reported in 2003 and 2002 have been reclassified to conform with the presentation used in 2004.

2. Inventories

Inventories of $81,771,000 at January 1, 2005 and $90,368,000 at January 3, 2004 have been valued using the LIFO method. If the FIFO method had been used, inventories would have been $8,614,000 and $9,324,000 higher than reported at January 1, 2005 and January 3, 2004, respectively.

3. Debt

Long-term debt consists of the following obligations:

	2004	2003
(Thousands of Dollars)		
6.5% senior notes payable	**$42,857**	$53,571
7.81% senior notes payable	**—**	4,286
Revolving credit obligations	**—**	—
Other	**1,047**	2,066
	43,904	59,923
Less current maturities	**11,735**	16,020
	$32,169	$43,903

The 6.5% unsecured senior notes payable require annual principal payments of $10,714,000 due through the maturity date of December 8, 2008. In connection with the issuance of these senior notes, the Company entered into an interest rate lock agreement with a bank that was settled in 1998 and resulted in a prepayment of interest of $2,200,000. This prepayment is being amortized over the remaining term of the notes using the effective interest method.

The 7.81% unsecured senior notes payable was paid in full on August 13, 2004.

The Company has an unsecured revolving credit agreement that allows for borrowings up to $150,000,000, of which $10,000,000 pertains to the Company's Canadian subsidiary. Of the remaining $140,000,000 facility available to the U.S. operations, $35,000,000 may also be utilized by the European subsidiaries. This agreement, which expires May 2006, requires that interest be paid at a variable rate based on one of the following options elected by the Company: prime or LIBOR or money market rate plus applicable spread.

The Company had commercial letters of credit outstanding of $3,175,000 and $2,380,000 at January 1, 2005 and January 3, 2004, respectively.

The long-term loan agreements contain restrictive covenants that, among other things, require the Company to maintain certain financial ratios and minimum levels of consolidated net worth. At January 1, 2005, the Company was in compliance with all restrictive covenants and retained earnings in excess of covenant requirements were $83,968,000. The agreements also impose restrictions on securing additional debt, sale and merger transactions and the disposition of significant assets.

Principal maturities of long-term debt subsequent to 2005 are as follows: 2006 – $10,730,000; 2007 – $10,721,000; 2008 – $10,718,000.

Interest costs of $408,000 in 2004, $235,000 in 2003 and $254,000 in 2002 were capitalized in connection with various capital improvement and computer hardware and software installation projects.

4. Leases

The Company leases machinery, equipment and certain warehouse, office and retail store space under operating lease agreements that expire at various dates through 2018. At January 1, 2005, minimum rental payments due under all noncancelable leases were as follows: 2005 – $10,736,000; 2006 – $9,082,000; 2007 – $7,819,000; 2008 – $6,762,000; 2009 – $5,741,000; thereafter – $15,377,000.

Rental expense under all operating leases consisted primarily of minimum rentals and totaled $11,542,000 in 2004, $11,614,000 in 2003 and $11,011,000 in 2002.

5. Capital Stock

The Company has 2,000,000 authorized shares of $1 par value preferred stock, of which none is issued or outstanding.

The Company has a preferred stock rights plan that is designed to protect stockholder interests in the event the Company is confronted with coercive or unfair takeover tactics. Two-thirds of one right is associated with each share of common stock currently outstanding. The rights trade with the common stock and become exercisable only upon the occurrence of certain triggering events. Each right, when exercisable, will entitle the holder to purchase one one-hundredth of a share of Series B junior participating preferred stock for $120. The Company has designated 500,000 shares of preferred stock as Series B junior participating preferred stock for possible future issuance under the Company's preferred stock rights plan. Upon issuance for reasons other than liquidation, each share of Series B junior participating preferred stock will have 100 votes and a preferential quarterly dividend equal to the greater of $21 per share or 100 times the dividend declared on common stock.

If, after a triggering event, the Company is a party to a merger or other business combination, regardless of whether the Company is the surviving corporation, right holders other than the party to the merger will be entitled to receive common stock of the surviving corporation worth twice the exercise price of the rights. The plan also provides for protection against self-dealing transactions by certain 15% stockholders or the activities of an adverse person (as defined in the plan). The Company may redeem the rights for $.01 each at any time prior to a person being designated as an adverse person or fifteen days after a triggering event. Unless redeemed earlier, all rights expire on May 7, 2007. The Board of Directors can elect to exclude certain transactions from triggering the exercise of preferred stock rights and other actions under the plan.

The Company has stock incentive plans under which options to purchase shares of common stock may be granted to officers, other key employees and non-employee directors. Options granted are exercisable over no more than ten years and vest over various periods. All unexercised options are available for future grant upon their cancellation.

A summary of the transactions under the stock option plans is as follows:

	Shares Under Option	Weighted-Average Option Price
Outstanding at December 29, 2001	5,971,896	$ 9.65
Granted	1,196,991	10.39
Exercised	(482,803)	7.25
Cancelled	(67,787)	10.57
Outstanding at December 28, 2002	6,618,297	9.93
Granted	1,208,001	10.81
Exercised	(1,127,250)	7.96
Cancelled	(66,084)	13.45
Outstanding at January 3, 2004	6,632,964	10.41
Granted	**1,938,069**	**17.75**
Exercised	**(2,880,662)**	**9.90**
Cancelled	**(108,186)**	**13.60**
Outstanding at January 1, 2005	**5,582,185**	**$ 13.14**

Shares available for grant under the stock option plans were 2,067,445 at January 1, 2005, 3,147,514 at January 3, 2004, and 2,416,321 at December 28, 2002.

The exercise prices of options outstanding at January 1, 2005 range from $4.36 to $21.13. A summary of stock options outstanding and options exercisable at January 1, 2005 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number	Weighted-Average Exercise Price	Average Remaining Contractual Life	Number	Weighted-Average Exercise Price
Less than $10	**903,207**	**$ 7.46**	**3.7 years**	**901,933**	**$ 7.46**
$10 to $15	**2,348,358**	**10.58**	**6.6 years**	**1,677,360**	**10.60**
Greater than $15	**2,330,620**	**17.91**	**6.2 years**	**1,763,673**	**18.72**
	5,582,185	**$13.14**	**6.0 years**	**4,342,966**	**$13.25**

The number of options exercisable at January 3, 2004 and December 28, 2002 totaled 5,273,376 and 5,256,171, respectively, with weighted-average exercise prices of $10.40 and $9.98, respectively.

The Company also has stock award plans for officers and other key employees. Common stock issued under these plans is subject to certain restrictions, including a prohibition against any sale, transfer or other disposition by the officer or employee (except for certain transfers for estate planning purposes for certain officers), a requirement to forfeit the award upon certain terminations of employment in cases other than death, disability, retirement or consensual severance and performance criteria in certain instances. These restrictions lapse over a three- to five-year period from the date of the award. Shares aggregating 294,120 in 2004, 242,850 in 2003 and 242,550 in 2002 were awarded under these plans. The weighted-average grant date fair value was $15.37 in 2004, $10.57 in 2003 and $10.31 in 2002 for the shares awarded. There were 13,734 awards cancelled in 2004 and 27,336 awards cancelled in 2002. There were no awards cancelled in 2003. The market value of the shares awarded without performance criteria is recognized as unearned compensation in the consolidated statements of stockholders' equity and is amortized to operations over the vesting period. Awards based on performance criteria are amortized to operations over the combined performance and vesting period.

6. RETIREMENT PLANS

The Company has noncontributory, defined benefit pension plans covering a majority of its domestic employees. The Company's principal defined benefit pension plan provides benefits based on the employees' years of service and final average earnings (as defined in the plan), while the other plan provides benefits at a fixed rate per year of service. The Company intends to annually contribute amounts deemed necessary to maintain the plans on a sound actuarial basis.

The Company has a Supplemental Executive Retirement Plan ("SERP") for certain current and former employees that entitles them to receive payments from the Company following retirement based on the employees' years of service and final average earnings (as defined in the SERP). Under the SERP, the employees can elect early retirement with a corresponding reduction in benefits. The Company also has individual deferred compensation agreements with certain former employees that entitle them to receive payments from the Company for a period of fifteen to eighteen years following retirement. The Company maintains life insurance policies with a cash surrender value of $26,245,000 at January 1, 2005 and $24,648,000 at January 3, 2004 that are intended to fund deferred compensation benefits under the SERP and deferred compensation agreements.

The Company has a defined contribution money accumulation plan covering substantially all domestic employees that provides for Company contributions based on earnings. This plan is combined with the principal defined benefit pension plan for funding purposes to the extent allowable under applicable regulations. The Company recognized expense for the money accumulation plan of $1,788,000 in 2004, $1,620,000 in 2003 and $1,500,000 in 2002. The Company also has certain defined contribution plans at foreign subsidiaries. Contributions to these plans were $832,000 in 2004, $662,000 in 2003, and $506,000 in 2002.

The Company uses a September 30 measurement date for its defined benefit plans. The following summarizes the status of and changes in the Company's pension assets and related obligations for its pension plans (which include the Company's defined benefit pension plans and the SERP) as of:

	September 30	
	2004	2003
(Thousands of Dollars)		
Change in projected benefit obligations:		
Projected benefit obligations at beginning of the year	**$146,486**	$132,544
Service cost pertaining to benefits earned during the year	**3,983**	3,243
Interest cost on projected benefit obligations	**8,991**	8,634
Effect of changes in actuarial assumptions	**37**	(401)
Actuarial losses	**4,176**	9,027
Benefits paid to plan participants	**(6,805)**	(6,561)
Projected benefit obligations at end of the year	**$156,868**	$146,486
Change in fair value of pension assets:		
Fair value of pension assets at beginning of the year	**$127,854**	$102,486
Actual net investment gain	**17,559**	22,195
Company contributions	**5,664**	9,734
Benefits paid to plan participants	**(6,805)**	(6,561)
Fair value of pension assets at end of the year	**$144,272**	$127,854
Funded status	**$ (12,596)**	$ (18,632)
Unrecognized prior service costs	**3,253**	3,879
Unrecognized net actuarial losses	**35,118**	41,465
Net amount recognized	**$ 25,775**	$ 26,712
Amounts recognized in the consolidated balance sheets:		
Prepaid benefit cost	**$ 36,416**	$ 37,578
Accrued benefit cost	**(16,778)**	(18,887)
Intangible assets	**1,797**	2,138
Accumulated other comprehensive loss	**4,340**	5,883
Net amount recognized	**$ 25,775**	$ 26,712
Funded status of pension plans and SERP (supplemental):		
Funded status of qualified defined benefit plans and SERP	**$ (12,596)**	$ (18,632)
Nonqualified trust assets (cash surrender value of life insurance) recorded in other assets and intended to satisfy the projected benefit obligation of unfunded supplemental employee retirement plans	**23,631**	21,708
Net funded status of pension plans and SERP (supplemental)	**$ 11,035**	$ 3,076

The Company made contributions of $159,000 and $194,000 subsequent to the measurement date and before the fiscal years ended 2004 and 2003, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	September 30	
	2004	2003
(Thousands of Dollars)		
Projected benefit obligations	**$ 28,381**	$ 27,805
Accumulated benefit obligations	**27,295**	26,502
Fair value of plan assets	**10,517**	7,615

The accumulated benefit obligations for all defined benefit pension plans and the SERP were $147,933,000 and $138,419,000 at September 30, 2004 and 2003, respectively.

The following is a summary of net pension and SERP expense recognized by the Company:

	2004	2003	2002
(Thousands of Dollars)			
Service cost pertaining to benefits earned during the year	**$ (3,983)**	$ (3,243)	$ (4,435)
Interest cost on projected benefit obligations	**(8,991)**	(8,634)	(8,959)
Expected return on pension assets	**11,906**	10,175	12,477
Net amortization loss	**(5,548)**	(5,491)	(1,010)
Net pension expense	**$ (6,616)**	$ (7,193)	$ 1,927

Expense for qualified defined benefit pension plans was $4,825,000 in 2004 and $6,014,000 in 2003, and pension income was $1,314,000 in 2002.

	2004	2003
Weighted average assumptions used to determine benefit obligations at September 30:		
Discount rate	**5.98%**	6.11%
Rate of compensation increase	**3.50%**	3.50%
Weighted average assumptions used to determine net periodic benefit cost for the years ended:		
Discount rate	**6.11%**	6.76%
Expected long-term rate of return on plan assets	**8.75%**	8.90%
Rate of compensation increase – qualified plans	**3.50%**	3.50%
Rate of compensation increase – SERP	**3.50%**	3.85%

Unrecognized net experience losses exceeding certain corridors are amortized over a five-year period, unless the minimum amortization method based on average remaining service periods produces a higher amortization.

The long-term rate of return is based on overall market expectations for a balanced portfolio with an asset mix similar to the Company's, utilizing historic returns for broad market and fixed income indices.

	2004	2003
Weighted average asset allocations at September 30 by asset category are as follows:		
Equity securities	**72.3%**	71.8%
Debt instruments	**22.7%**	22.9%
Cash and money market investments	**5.0%**	5.3%
	100.0%	100.0%

The Company's investment policy for plan assets uses a blended approach of U.S. and foreign equities combined with U.S. fixed income investments. Policy guidelines indicate that total equities should not exceed 80% and fixed income securities should not exceed 50%. Within the equity and fixed income classifications, the investments are diversified.

Equity securities include shares of the Company's common stock with a fair value of $9,477,000 at September 30, 2003. There were no holdings of Company common stock at September 30, 2004. Dividends received on Company common stock holdings were $10,000 in 2004, $134,000 in 2003 and $120,000 in 2002.

The Company expects to contribute $3,000,000 to its qualified defined benefit pension plans and $588,000 to the SERP in 2005.

Expected benefit payments for the five years subsequent to 2004 and the sum of the five years following those are as follows: 2005 – $7,040,000; 2006 – $7,543,000; 2007 – $7,805,000; 2008 – $8,074,000; 2009 – $8,349,000; and 2010 through 2014 – $48,935,000.

7. Income Taxes

The provisions for income taxes consist of the following:

	2004	2003	2002
(Thousands of Dollars)			
Currently payable:			
Federal	**$23,096**	$19,818	$20,002
State and foreign	**6,604**	4,346	3,381
Deferred (credit) expense	**1,179**	(902)	216
	$30,879	$23,262	$23,599

A reconciliation of the Company's total income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to earnings before income taxes is as follows:

	2004	2003	2002
(Thousands of Dollars)			
Income taxes at statutory rate	**$33,975**	$26,302	$25,079
State income taxes, net of federal income tax reduction	**343**	183	271
Nontaxable earnings of foreign affiliates	**(2,186)**	(1,605)	(1,674)
Research and development credits	**(550)**	(1,870)	—
Foreign earnings taxed at rates differing from the U.S. statutory rate	**(313)**	718	121
Other	**(390)**	(466)	(198)
	$30,879	$23,262	$23,599

Significant components of the Company's deferred income tax assets and liabilities as of the end of 2004 and 2003 are as follows:

	2004	2003
(Thousands of Dollars)		
Deferred income tax assets:		
Accounts receivable and inventory valuation allowances	**$ 2,444**	$ 3,086
Deferred compensation accruals	**2,163**	2,187
Future benefit of foreign net operating losses	**254**	254
Accrued pension costs	**1,476**	2,000
Other amounts not deductible until paid	**6,470**	5,906
Total deferred income tax assets	**12,807**	13,433
Deferred income tax liabilities:		
Tax over book depreciation	**(10,336)**	(9,256)
Prepaid pension costs	**(9,250)**	(9,738)
Other	**(1,399)**	(979)
Total deferred income tax liabilities	**(20,985)**	(19,973)
Net deferred income tax liabilities	**$ (8,178)**	$ (6,540)

No provision has been made for U.S. federal and state income taxes or foreign taxes that may result from future remittances of the undistributed earnings ($96,052,000 at January 1, 2005 and $69,558,000 at January 3, 2004) of foreign subsidiaries as the Company expects such earnings will be reinvested overseas indefinitely. However, the Company is analyzing the potential impact of the repatriation provision of the American Jobs Creation Act of 2004 (the "Act"), which would allow the Company to bring these foreign earnings back to the United States at reduced tax rates effective until December 31, 2005. If elected, the amount of repatriation is not expected to exceed $70,000,000 because a dividend of earnings from certain jurisdictions would not result in a tax benefit where foreign statutory rates exceed the U.S. rate. Technical corrections to the Act are pending issuance and therefore it is not currently practicable to estimate the potential range of impact on income taxes.

8. Litigation and Contingencies

The Company is involved in various environmental claims and other legal actions arising in the normal course of business. The environmental claims include sites where the Environmental Protection Agency has notified the Company that it is a potentially responsible party with respect to environmental remediation. These remediation claims are subject to ongoing environmental impact studies, assessment of remediation alternatives, allocation of costs between responsible parties and concurrence by regulatory authorities and have not yet advanced to a stage where the Company's liability is fixed. However, after taking into consideration legal counsel's evaluation of all actions and claims against the Company, management is currently of the opinion that their outcome will not have a material effect on the Company's consolidated financial position or future results of operations.

Pursuant to certain of the Company's lease agreements, the Company has provided financial guarantees to third parties in the form of indemnification provisions. These provisions indemnify and reimburse the third parties for costs, including but not limited to adverse judgments in lawsuits and taxes and operating costs. The terms of the guarantees are equal to the terms of the related lease agreements. The Company is not able to calculate the maximum potential amount of future payments it could be required to make under these guarantees, as the potential payment is dependent upon the occurrence of future unknown events.

The Company has future minimum royalty obligations due under the terms of certain licenses held by the Company. These minimum future obligations are as follows:

	2005	2006	2007	2008	2009
(Thousands of Dollars)					
Minimum royalties	$1,118	$969	$820	$844	$869

Minimum royalties are based on both fixed obligations and assumptions regarding the consumer price index. Royalty obligations in excess of minimum requirements are based upon future sales levels. In accordance with these agreements, the Company incurred royalty expense of $3,083,000, $3,132,000 and $2,929,000 for 2004, 2003 and 2002, respectively.

The terms of certain license agreements also require advertising expenditures based on the level of sales. In accordance with these agreements, the Company's advertising obligations, based on actual sales, totaled $1,982,000, $2,915,000 and $2,741,000 for 2004, 2003 and 2002, respectively.

9. Business Segments

The Company has one reportable segment that is engaged in manufacturing, sourcing, marketing, licensing and distributing of branded footwear and licensed apparel and accessories to the retail sector, including casual shoes, dress shoes, performance outdoor footwear, boots, uniform shoes, work shoes, slippers, moccasins and apparel and accessories. Revenue of this segment is derived from the sale of branded footwear to external customers as well as royalty income from the licensing of the Company's trademarks and brand names to licensees and distributors. The business units comprising the branded footwear and licensing segment manufacture or source, market and distribute products in a similar manner. Branded footwear and licensed products are distributed through wholesale channels and under licensing and distributor arrangements.

The other business units in the following tables consist of the Company's retail, tannery and pigskin procurement operations. The Company operated 70 domestic retail stores and 5 consumer-direct internet sites at January 1, 2005 that sell Company-manufactured and sourced products, as well as footwear manufactured by unaffiliated companies. The other business units distribute products through retail and wholesale channels.

The Company measures segment profits as earnings before income taxes and minority interest. The accounting policies used to determine profitability and total assets of the branded footwear and other business segments are the same as disclosed in Note 1.

Business segment information is as follows:

	2004			
	Branded Footwear and Licensing	Other Businesses	Corporate	Consolidated
(Thousands of Dollars)				
Revenue	**$903,611**	**$88,298**	**$ —**	**$991,909**
Intersegment sales	**30,750**	**2,939**	**—**	**33,689**
Interest (income) expense – net	**9,266**	**968**	**(6,989)**	**3,245**
Depreciation expense	**6,585**	**3,215**	**8,883**	**18,683**
Earnings (loss) before income taxes and minority interest	**111,261**	**4,226**	**(18,417)**	**97,070**
Total assets	**453,522**	**39,260**	**146,789**	**639,571**
Additions to property, plant and equipment	**8,920**	**3,890**	**5,270**	**18,080**

	2003			
	Branded Footwear and Licensing	Other Businesses	Corporate	Consolidated
(Thousands of Dollars)				
Revenue	$ 812,590	$ 76,336	$ —	$ 888,926
Intersegment sales	27,288	2,471	—	29,759
Interest (income) expense – net	9,314	1,059	(4,899)	5,474
Depreciation expense	5,667	2,587	9,410	17,664
Earnings (loss) before income taxes and minority interest	85,294	1,357	(11,503)	75,148
Total assets	399,276	36,594	157,922	593,792
Additions to property, plant and equipment	6,229	3,355	6,431	16,015

	2002			
	Branded Footwear and Licensing	Other Businesses	Corporate	Consolidated
(Thousands of Dollars)				
Revenue	$ 748,807	$ 78,299	$ —	$ 827,106
Intersegment sales	24,814	3,099	—	27,913
Interest (income) expense – net	10,458	1,706	(5,698)	6,466
Depreciation expense	5,340	2,406	8,887	16,633
Earnings (loss) before income taxes and minority interest	81,266	4,361	(13,973)	71,654
Total assets	384,723	40,453	106,818	531,994
Additions to property, plant and equipment	8,732	1,700	3,443	13,875

Geographic information, based on shipping destination, related to revenue from external customers included in the consolidated statements of operations is as follows:

	2004	2003	2002
(Thousands of Dollars)			
United States	**$718,674**	$674,794	$644,647
Foreign countries:			
Europe and Russia	**193,461**	150,643	127,461
Canada	**49,797**	45,422	39,363
Central and South America	**9,084**	6,639	6,417
Asia	**11,990**	8,132	6,780
Middle East/Africa	**8,903**	3,296	2,438
Total foreign countries revenue	**273,235**	214,132	182,459
	$991,909	$888,926	$827,106

The Company's long-lived assets (primarily property, plant and equipment and intangible assets) are as follows:

	2004	2003	2002
(Thousands of Dollars)			
United States	**$132,651**	$135,914	$135,346
Foreign countries	**40,776**	36,880	32,005

The Company does not believe that it is dependent upon any single customer, since none accounts for more than 10% of consolidated revenue.

The Company sources approximately 88% (based on pairs) of its footwear products from unrelated suppliers primarily located in Asia. The remainder is produced in Company-owned manufacturing facilities in the United States and the Dominican Republic. All licensed apparel and accessories are sourced from unrelated suppliers. While changes in suppliers could cause delays in manufacturing and a possible loss of sales, management believes that other suppliers could provide similar products on comparable terms.

No product groups, other than branded footwear and licensing, account for more than 10% of consolidated revenue. Revenues derived from the sale and licensing of footwear, apparel and accessories accounted for approximately 91% of revenue in 2004, 2003 and 2002.

Approximately 12% of the Company's employees are subject to bargaining unit contracts extending through various dates through 2006.

10. Quarterly Results of Operations (unaudited)

The Company reports its quarterly results of operations on the basis of 12-week periods for each of the first three quarters and a 16- or 17-week period for the fourth quarter. The fourth quarter of 2004 includes 16 weeks and the fourth quarter of 2003 includes 17 weeks.

The Company's unaudited quarterly results of operations are as follows:

	2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(Thousands of Dollars, Except Per Share Data)				
Revenue	**$224,871**	**$198,774**	**$260,897**	**$307,367**
Gross margin	**85,441**	**75,514**	**98,177**	**115,003**
Net earnings	**12,299**	**10,985**	**21,946**	**20,708**
Net earnings per share:				
Basic	**$ .21**	**$ .19**	**$ .38**	**$ .37**
Diluted	**.20**	**.18**	**.37**	**.34**

	2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(Thousands of Dollars, Except Per Share Data)				
Revenue	$ 191,485	$ 184,040	$ 230,571	$ 282,830
Gross margin	69,196	65,724	86,714	104,954
Net earnings	7,414	9,281	16,414	18,607
Net earnings per share:				
Basic	$ .13	$ .16	$ .28	$ .31
Diluted	.12	.15	.27	.31

Adjustments in the fourth quarter were immaterial in 2004 and resulted in an increase in net earnings of $579,000 ($0.01 per share) in 2003. These adjustments related primarily to inventories.

11. Business Acquisitions

On January 3, 2005, the Company expanded its owned Wolverine® brand operations in Canada. Based on a preliminary purchase price allocation, assets consisting primarily of inventory and fixed assets totaling approximately $1,700,000 were acquired from a former Wolverine® and CAT® Footwear distributor for cash of $2,200,000, subject to certain post-closing adjustments, and resulted in goodwill and intangible assets of approximately $500,000.

On January 3, 2005, the Company expanded its owned Merrell® operations in Sweden and Finland and its Sebago® operations in the United Kingdom and Germany. Based on a preliminary purchase price allocation, assets consisting primarily of inventory totaling approximately $544,000 were acquired from former distributors for cash.

On November 3, 2003, the Company acquired significant operating assets of Sebago, Inc., an international distributor of performance nautical and American-inspired footwear, consisting of accounts receivable, inventory, fixed assets, trademarks and other amortizable intangible assets totaling approximately $18,627,000 and assumed liabilities of approximately $1,987,000. The total purchase price of Sebago, Inc., was $16,886,000, which consisted of $14,886,000 paid in cash and a note payable for $2,000,000 ($1,000,000 paid in 2004 and $1,000,000 due in 2005), resulting in goodwill of $246,000 after allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the results of operations since November 3, 2003 are included in the Company's consolidated statements of operations.

An independent valuation of the Sebago® trademarks was performed as of the date of the acquisition, which totaled $4,904,000. Pursuant to SFAS No. 142, goodwill and indefinite-lived intangibles will not be amortized, but will be evaluated for impairment annually. Goodwill was assigned to the Company's Branded Footwear and Licensing segment. The majority of the goodwill is expected to be deductible for tax purposes. The other amortizable intangible assets have a weighted average useful life of approximately nine years.

The following table sets forth the unaudited pro forma information for the Company as if the Sebago® acquisition had occurred as of the beginning of 2002 utilizing the Company's effective tax rate. The unaudited pro forma financial information is provided for informational purposes only and does not purport to be indicative of the Company's results of operations that would actually have been achieved had the acquisition been completed at the beginning of the periods presented or that may be achieved in the future. The unaudited pro forma financial information was derived from the annual financial statements of the acquired company and does not give effect to any operational synergies or integration costs that may occur as a result of or following the acquisition.

	2003	2002
(Thousands of Dollars, Except Per Share Data)		
Revenue	$ 921,944	$ 865,469
Net earnings	53,460	49,732
Basic earnings per share	$ 0.91	$ 0.83
Diluted earnings per share	0.87	0.80

Immediately after the acquisition was consummated, management of the Company began to implement an integration plan for the Sebago acquisition. In conjunction with the integration plan, the Company recorded additional liabilities of approximately $1,792,000, which were included in the acquisition cost allocation in accordance with Emerging Issues Task Force Issue No. 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination.* The additional liabilities include severance and related costs for approximately 100 manufacturing and administrative employees in Maine, and exit costs for specific product lines of Sebago, Inc.

The following table is a summary of the activity in the reserves by category:

	Employee Severance	Exit Costs	Total
(Thousands of Dollars, Except Per Share Data)			
Amounts recognized as charges in 2003 and accrued at January 3, 2004	$ 1,496	$ 296	$ 1,792
Payments	(1,187)	(282)	(1,469)
Adjustments	(309)	—	(309)
Balance at January 1, 2005	$ —	$ 14	$ 14

On January 16, 2002, the Company established a new subsidiary to operate the CAT® footwear business in the European market. This new entity, Wolverine Europe Limited, purchased assets consisting of accounts receivable, inventory, limited amortizable intangible assets and fixed assets totaling approximately $21,247,000 from Overland Group Limited of London, England and assumed liabilities of approximately $8,514,000. Cash and other consideration of $27,790,000 was remitted for the acquisition, resulting in goodwill of $15,057,000 after allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The former owner of Overland Group Limited is a 5% minority stockholder in the new subsidiary. The markets served directly by Wolverine Europe Limited include Austria, France, Germany, Ireland, The Netherlands, Switzerland and the United Kingdom. Wolverine Europe Limited also coordinates and supports other European markets served by independently-owned distributors. Consolidated pro forma revenue for 2002, assuming the transaction occurred at the beginning of the year, would not have been materially different from reported amounts. Consolidated pro forma net earnings for 2002, assuming the transaction occurred at the beginning of that year, are not materially different from reported amounts.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations in conformity with accounting principles generally accepted in the United States. Management also has included in the Company's financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

The independent registered public accounting firm audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board and provides an objective, independent review of the fairness of reported operating results and financial position.

The Board of Directors of the Company has an Audit Committee composed of four non-management directors. The Audit Committee meets periodically with financial management, the internal auditors and the independent registered public accounting firm to review accounting, control, auditing and financial reporting matters.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Wolverine World Wide, Inc.

We have audited the accompanying consolidated balance sheets of Wolverine World Wide, Inc. and subsidiaries as of January 1, 2005 and January 3, 2004, and the related consolidated statements of stockholders' equity and comprehensive income, operations and cash flows for each of the three fiscal years in the period ended January 1, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wolverine World Wide, Inc. and subsidiaries at January 1, 2005 and January 3, 2004, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Wolverine World Wide, Inc.'s internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2005 expressed an unqualified opinion thereon.



Ernst & Young LLP

Grand Rapids, Michigan
February 23, 2005

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 1, 2005, based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of January 1, 2005.

Management's assessment of the effectiveness of our internal control over financial reporting as of January 1, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report which follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders
Wolverine World Wide, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Wolverine World Wide, Inc. and subsidiaries maintained effective internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wolverine World Wide, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Wolverine World Wide, Inc. maintained effective internal control over financial reporting as of January 1, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Wolverine World Wide, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 1, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2004 consolidated financial statements of Wolverine World Wide, Inc. and subsidiaries and our report dated February 23, 2005 expressed an unqualified opinion thereon.


Ernst + Young LLP

Ernst & Young LLP

Grand Rapids, Michigan
February 23, 2005

DIRECTORS



Geoffrey B. Bloom (1)
Chairman of the Board of
Wolverine World Wide, Inc.



Phillip D. Matthews (1) (3)
Lead Director of the Board of
Wolverine World Wide, Inc.;
Chairman of Worldwide Restaurant Concepts, Inc.
(national restaurant chain)



Donald V. Fites (1) (2)
Retired Chairman and CEO of
Caterpillar Inc.
(equipment and engine manufacturer)



David P. Mehney (2) (4)
President of The KMW Group, Inc.
(medical and marine products distributor)



Alberto L. Grimoldi
Chairman of Grimoldi, S.A.
(shoe manufacturer and retailer in Argentina)



Timothy J. O'Donovan (1)
Chief Executive Officer and President of
Wolverine World Wide, Inc.



David T. Kollat (3) (4)
President and Chairman of 22, Inc.
(research and management consulting firm)



Elizabeth A. Sanders (3) (4) (5)
Principal of The Sanders Partnership
(management consulting firm)



Brenda J. Lauderback (3)
Former President of the Wholesale and
Retail Group of Nine West Group, Inc.
(footwear wholesaler and distributor)



Paul D. Schrage (2) (4)
Retired Chief Marketing Officer of
McDonald's Corporation
(restaurant operator and franchisor)

NOTES:
(1) Member of the Executive Committee
(2) Member of the Compensation Committee
(3) Member of the Audit Committee
(4) Member of the Governance Committee
(5) Elizabeth A. Sanders will retire at the April 2005 shareholders' meeting

EXECUTIVE OFFICERS

Steven M. Duffy
Executive Vice President

V. Dean Estes
Vice President

Stephen L. Gulis Jr.
Executive Vice President,
Chief Financial Officer and Treasurer

Blake W. Krueger
Executive Vice President and Secretary

Timothy J. O'Donovan
Chief Executive Officer and President

Nicholas P. Ottenwess
Vice President of Finance and Corporate Controller

Robert J. Sedrowski
Vice President of Human Resources

James D. Zwiers
General Counsel and Assistant Secretary

CORPORATE INFORMATION

FORM 10-K REPORT

A copy of this Annual Report and the Annual Report to the Securities and Exchange Commission on Form 10-K for 2004, including the consolidated financial statements and financial statement schedules, may be obtained by any shareholder without charge by writing James D. Zwiers, General Counsel and Assistant Secretary, 9341 Courtland Drive, Rockford, Michigan 49351 or by accessing the "Investors" section of the Company's website.

ANNUAL MEETING

The annual meeting of shareholders will be held at the Corporate Headquarters of Wolverine World Wide, Inc., 9341 Courtland Drive N.E., Rockford, Michigan on April 21, 2005, at 10:00 a.m.

CORPORATE HEADQUARTERS

9341 Courtland Drive, N.E.
Rockford, Michigan 49351
Telephone 616.866.5500

COMPANY WEBSITE

www.wolverineworldwide.com

COMMON STOCK LISTINGS

New York Stock Exchange
Pacific Exchange
(Symbol: WWW)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Grand Rapids, Michigan

REGISTRAR AND TRANSFER AGENT

National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
Telephone 800.622.6757

INVESTOR RELATIONS

Christi Cowdin
Director of Investor Relations and Communications
9341 Courtland Drive, N.E.
Rockford, Michigan 49351
Telephone 616.866.6271

CEO AND CFO CERTIFICATIONS

The Company has included as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K filed with the Securities and Exchange Commission certificates of its Chief Executive Officer (CEO) and Chief Financial Officer certifying the quality of the Company's public disclosure. In addition, the annual certification of the CEO regarding compliance by the Company with the corporate governance listing standards of the New York Stock Exchange (NYSE) was submitted to the NYSE in accordance with applicable NYSE rules.

WOLVERINE WORLD WIDE, INC.

9341 Courtland Drive, N.E. / Rockford, Michigan 49351

616.866.5500 / www.wolverineworldwide.com

NYSE: WWW